UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Caribou Coffee Company, Inc.

(Name of Subject Company)

Caribou Coffee Company, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

142042209

(CUSIP Number of Class of Securities)

Dan E. Lee

General Counsel and Secretary

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North

Brooklyn Center, Minnesota 55429

(763) 592-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Brian D. Wenger

Brett D. Anderson

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

(612) 977-8400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

(a) Name and Address

The name of the subject company is Caribou Coffee Company, Inc., a Minnesota corporation (the “Company,” or “Caribou”), and the address of its principal executive office is 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota 55429 and its telephone number is (763) 592-2200.

(b) Securities

The title of the class of equity securities to which this Solicitation/Recommendation on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Statement”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of December 16, 2012, there were 20,335,083 Shares outstanding (21,216,723 on a fully diluted basis).

Item 2.	Identity and Background of Filing Person

(a) Name and Address

Caribou is the subject company and the person filing this Statement. The Company’s name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated herein by reference. The Company’s website address is www.cariboucoffee.com. The information on the Company’s website should not be considered a part of this Statement.

(b) Tender Offer and Merger

This Statement relates to the offer by JAB Beech Inc., a Delaware corporation (“Parent” or “JAB”), Pine Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of the Company at a price of $16.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Offerors’ Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2012. The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 16, 2012 (as amended from time to time, the “Merger Agreement”), by and among JAB, Purchaser, and the Company. A copy of the Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and that, following consummation of the Offer, on the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger (the “Merger”) under the Minnesota Business Corporation Act (the “MBCA”) in which any remaining Shares of the Company not validly tendered pursuant to the Offer (other than any (i) Shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent, (ii) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) Shares held by the Company shareholders who properly demand and perfect dissenters’ rights under Minnesota law) will be cancelled and converted automatically into the right to receive cash in an amount equal to the Offer Price. The Merger Agreement provides for the merger of Purchaser with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement. As the surviving corporation (the “Surviving Corporation”), the Company will continue to exist following the Merger as a wholly-owned subsidiary of Parent. Concurrently with the closing of the Merger, the Company and Parent will cause articles of merger (the “Articles of Merger”) to be filed with the Secretary of State of Minnesota under the MBCA. The Merger will be effective at the time the Articles of Merger are filed with the Secretary of State of the State of Minnesota or such later time as specified in the Articles of Merger and agreed to by the Company and Parent in writing (the “Effective Time”).

The Merger Agreement has been included as an exhibit to this Statement to provide information regarding its terms. It is not intended to modify or supplement any factual disclosures about the Company, JAB or Purchaser in any public reports filed with the SEC by the Company, JAB or Purchaser. In particular, the assertions embodied in the representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to JAB and Purchaser in connection with the execution of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, JAB or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, JAB, or Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Purchaser was organized by JAB to acquire the Company and has not engaged in any activities since its organization other than those incidental to its formation, entry into the Merger Agreement and commencement of the Offer. According to the Offer to Purchase, the business address and telephone number of JAB and Purchaser are as follows:

JAB: 2200 Pennsylvania Avenue, NW, Washington, DC 20037, (202) 507-5838

Purchaser: c/o JAB Beech Inc., 2200 Pennsylvania Avenue, NW, Washington, DC 20037, (202)507-5838

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as otherwise described in this Statement, including in the Information Statement included as Annex I hereto, which is incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) JAB, Purchaser or their respective executive officers, directors or affiliates.

The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with JAB’s right to designate persons to the Company’s board of directors other than at a meeting of the shareholders after JAB acquires a majority of the Shares on a fully diluted basis pursuant to the Offer.

Arrangements among the Company, Purchaser and JAB

Merger Agreement

The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by reference, and is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

The Company and JAB entered into a confidentiality agreement, dated December 7, 2012 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, subject to certain exceptions, JAB agreed to keep confidential all information regarding the Company pertaining to legal or regulatory matters, customers, depositors, vendors, projections, forecasts or investments, and all records, notes, computer data, analyses, compilations, studies, reports, interpretations, or other documents to the extent containing, in whole or in part, the information that the Company or its representatives provided to JAB or its representatives.

JAB also agreed under the Confidentiality Agreement not to solicit for hire certain Company employees, including the Company’s officers, for two years after the date of the Confidentiality Agreement. In addition, JAB agreed, subject to certain exceptions, to a standstill provision pursuant to which JAB agreed not to take certain acquisition-related actions for two years after the date discussions about a potential merger had terminated.

Arrangements with the Company’s Current Executive Officers and Directors

In considering the recommendation of the Company’s board of directors (with Mr. Tattersfield having recused himself), to tender the Shares in the Offer, shareholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of the Company’s shareholders generally. The Company’s board of directors (the “Company’s Board”) was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Consideration Payable Pursuant to the Offer

If each of the Company’s directors and executive officers were to tender any Shares each owns for purchase pursuant to the Offer, each would receive the same cash consideration on the same terms and conditions as the Company’s other shareholders. As of December 16, 2012, the Company’s directors and executive officers (and persons and entities affiliated with them) owned in the aggregate 358,733 Shares. If the Company’s directors and executive officers (and persons and entities affiliated with them) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for payment and paid for by Purchaser, the directors and executive officers would receive an aggregate of approximately $5.7 million in cash, subject to any withholding required by applicable tax laws. The beneficial ownership of the Company’s directors and executive officers is further described in the Information Statement under the heading “Security Ownership of Principal Shareholders and Management.”

Effect of the Offer and the Merger Agreement on Stock Options

The Company’s Amended and Restated 2005 Equity Incentive Plan (the “2005 Plan”) and 2001 Stock Option Plan (the “2001 Plan”) provide that, if a “change in control” (as defined under each Plan) occurs, then all options to purchase Shares under each plan will become immediately exercisable in full. Purchaser’s acquisition of a majority of the Shares on a fully diluted basis pursuant to the Offer will constitute a change in control under the 2005 Plan and the 2001 Plan.

The Merger Agreement provides that, with respect to each stock option issued under either the 2005 Plan or the 2001 Plan (collectively, the “Options”), at the Effective Time of the Merger, each Option outstanding immediately prior to the Effective Time (whether vested or unvested), will be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time of the Merger, a cash payment equal to the product of (x) the total number of shares of common stock subject to such option and (y) the amount, if any, by which the Offer Price exceeds the exercise price per share under such option, less any applicable tax withholding. Options where the exercise price per share is equal to or greater than the Offer Price will be cancelled for no value and without payment.

The table below sets forth information regarding the vested and unvested stock options held by the Company’s directors and executive officers as of December 16, 2012:

Name	Number of Shares Underlying Option	Exercise Price/ Share ($)	Payment Upon Option Cancellation ($)
Michael J. Tattersfield	500,000	1.74	$7,130,000
	61,137	16.70	0
Timothy J. Hennessy	68,750	3.22	$878,625
Daniel J. Hurdle (1)	—	—	0
Alfredo V. Martel	42,500	1.91	$598,825
Dan E. Lee	1,250	2.54	$16,825
Karen McBride-Raffel	—	—	0
Leigh Anne Snider	—	—	0
Kip R. Caffey	10,000	14.00	$20,000
	5,000	7.24	$43,800
Sarah Palisi Chapin	10,000	6.00	$100,000
Wallace B. Doolin	10,000	14.00	$20,000
	5,000	7.24	$43,800
Gary Graves	10,000	14.00	$20,000
	20,000	2.78	$264,400
Charles H. Ogburn	—	—	0
Philip H. Sanford	10,000	2.01	$139,900

(1)	Mr. Hurdle left the Company in June 2012, and his options and unvested restricted stock have been cancelled.

Effect of the Offer and the Merger Agreement on Restricted Stock

The 2005 Plan provides that if a change in control occurs, then all restricted stock granted under the plan will immediately vest. Purchaser’s acquisition of a majority of the Shares on a fully diluted basis pursuant to the Offer will constitute a change in control under the 2005 plan.

Upon consummation of the Merger, each Share issued and outstanding immediately prior to the Effective Time of the Merger will be converted into the right to receive an amount equal to the Offer Price.

The table below sets forth information regarding the unvested restricted stock held by the Company’s directors and executive officers as of December 16, 2012:

Name	Number of Shares of Restricted Stock	Payment Upon Cancellation ($)
Michael J. Tattersfield	108,324	$1,733,184
Timothy J. Hennessy	64,669	$1,034,704
Daniel J. Hurdle (1)	—	0
Alfredo V. Martel	25,463	$407,408
Dan E. Lee	36,153	$578,448
Karen McBride-Raffel	21,381	$342,096
Leigh Anne Snider	9,367	$149,872
Kip R. Caffey	4,228	$67,648
Sarah Palisi Chapin	4,228	$67,648
Wallace B. Doolin	4,228	$67,648
Gary Graves	4,228	$67,648
Charles H. Ogburn	2,978	$47,648
Philip H. Sanford	2,978	$47,648

(1)	Mr. Hurdle left the Company in June 2012, and his options and unvested restricted stock have been cancelled.

Section 16 Matters

Pursuant to the Merger Agreement, the Company has taken all steps as may be required to cause to be exempt under Rule 16b-3 under the Exchange Act any dispositions of Shares pursuant to the Offer and the Merger that are treated as dispositions under Rule 16b-3 by each director or officer of the Company who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Change in Control Agreements

Mr. Tattersfield and Mr. Hennessy have employment agreements with the Company that provide for certain severance payments in the event their employment is terminated without “good cause” or with “good reason,” or due to death or disability. These provisions would apply whether or not the terminations followed a change in control. In addition, on December 16, 2012, the Company’s Board approved a severance plan pursuant to which the Company’s executive officers who do not have employment agreements and other employees at the “Director” level and above will receive cash severance in the event of a termination without “cause” or with “good reason” within one year after a “change in control.” The employment agreements and the severance plan are described below.

Employment Agreements

Michael J. Tattersfield. The Company entered into an employment agreement, effective as of August 1, 2008, with Michael J. Tattersfield to serve as the Company’s President and Chief Executive Officer. The employment agreement for Mr. Tattersfield provides for an annual base salary of at least $425,000 and, concurrent with his entry into the agreement, he received a grant of stock options to purchase 500,000 Shares at $1.74 per Share that vest in four equal annual installments beginning on the first anniversary of his employment agreement and expire on August 1, 2018.

The employment agreement provides that, if Mr. Tattersfield is terminated by Caribou without “good cause” or by Mr. Tattersfield for “good reason” (each as defined in the employment agreement), Mr. Tattersfield will be entitled to all base salary and bonus, if any, which were earned and payable on the date of termination. If upon such a termination Mr. Tattersfield executes a general release of claims, Mr. Tattersfield will be entitled to:

•	18 consecutive monthly payments which, in the aggregate, will be equal to one and one-half times Mr. Tattersfield’s annual base salary then in effect; and

•	the average of the two most recent annual bonuses paid to Mr. Tattersfield, paid in a lump sum.

Termination of employment by Mr. Tattersfield for any reason, within one year following a “change in control” (as defined in the employment agreements) constitutes “good reason” and will entitle him to the severance payments described above.

However, if Mr. Tattersfield is a “specified employee” (as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986, as amended (the “Code”)) at the time Mr. Tattersfield has a “separation from service” (as defined in Section 409A(a)(2)(A)(i) of the Code), the Company will not make any of the above payments before the date that is six months after the date of Mr. Tattersfield’s termination.

Furthermore, if he is eligible for and elects COBRA (medical) coverage, the Company will reimburse him for his cost for COBRA coverage for a period ending on the earlier of 18 months after termination of employment or until he is eligible to be covered by another plan providing medical benefits.

The employment agreement has an initial term of four years, and each year thereafter, the agreement automatically extends for an additional year unless either party to the agreement notifies the other that it wishes to terminate the agreement at least 60 days before the scheduled expiration of the agreement.

The employment agreement provides for eligibility for target annual bonuses to be determined by the Company’s Compensation Committee, which will be up to 100% of his then-applicable annual base salary. Also, under the employment agreement, the Company has agreed to make available to Mr. Tattersfield the Company’s employee benefit plans, programs and policies, which are generally available to the Company’s similarly situated senior executives.

If Mr. Tattersfield’s employment terminates as a result of his death or disability, the Company’s only obligation is to pay Mr. Tattersfield or, in the case of Mr. Tattersfield’s death, Mr. Tattersfield’s estate, the annual base salary and target annual bonus, if any, which were earned and payable on the date Mr. Tattersfield’s employment terminated.

The employment agreement also contains non-compete and non-solicitation provisions that apply during the term of the employment agreement and for an 18-month period thereafter, and confidentiality provisions that apply during the term of the employment agreement and for three years thereafter.

Timothy Hennessy. We entered into an employment agreement, effective as of September 9, 2008, with Mr. Hennessy to serve as the Company’s Chief Financial Officer. The employment agreement for Mr. Hennessy provides for an annual base salary of at least $300,000 and, concurrent with entry into the employment agreement, he received a grant of stock options to purchase 275,000 Shares at $3.22 per Share that vest in four equal annual installments beginning on the first anniversary of his employment agreement and expire on September 9, 2018.

The employment agreement provides that, if Mr. Hennessy is terminated by the Company without “good cause” or by Mr. Hennessy for “good reason” (each as defined in the employment agreement), Mr. Hennessy will be entitled to all base salary and bonus, if any, which were earned and payable on the date of termination. If upon such a termination Mr. Hennessy executes a general release of claims, Mr. Hennessy will be entitled to:

•	12 consecutive monthly payments which, in the aggregate, will be equal to one times Mr. Hennessy’s annual base salary then in effect; and

•	the average of the two most recent annual bonuses paid to Mr. Hennessy, paid in a lump sum.

Termination of employment by Mr. Hennessy for any reason within one year following a “change in control” (as defined in the employment agreements) constitutes “good reason” and will entitle Mr. Hennessy to the severance payments described above.

However, if Mr. Hennessy is a “specified employee” (as defined in Section 409A(a)(2)(B)(i) of the Code) at the time Mr. Hennessy has a “separation from service” (as defined in Section 409A(a)(2)(A)(i) of the Code), the Company will not make any of the above payments before the date that is six months after the date of Mr. Hennessy’s termination.

Furthermore, if he is eligible for and elects COBRA (medical) coverage, the Company will reimburse him for his cost for COBRA coverage for a period ending on the earlier of 12 months after termination of employment or until he is eligible to be covered by another plan providing medical benefits.

The employment agreement has an initial term of four years, and each year thereafter, the agreement automatically extends for an additional year unless either party to the agreement notifies the other that it wishes to terminate the agreement at least 60 days before the scheduled expiration of the agreement.

The employment agreement provides for eligibility for target annual bonuses to be determined by the Company’s compensation committee, which will be up to 60% of his then-applicable annual base salary. Also, under the employment agreement, the Company has agreed to make available to Mr. Hennessy the Company’s employee benefit plans, programs and policies, which are generally available to the Company’s similarly situated senior executives.

If Mr. Hennessy’s employment terminates as a result of his death or disability, the Company’s only obligation is to pay Mr. Hennessy or, in the case of Mr. Hennessy’s death, Mr. Hennessy’s estate, the annual base salary and target annual bonus, if any, which were earned and payable on the date Mr. Hennessy’s employment terminated.

The employment agreement also contains non-compete and non-solicitation provisions that apply during the term of the employment agreement and for an 12-month period thereafter, and confidentiality provisions that apply during the term of the employment agreement and for three years thereafter.

We have not entered into employment agreements with any of our executive officers except Messrs. Tattersfield and Hennessy.

Severance Plan

On December 16, 2012, the Company’s Board approved the Caribou Coffee Company, Inc. Severance Plan (the “Severance Plan”). The Severance Plan formalized the Company’s practice with respect to severance and reflected substantive terms that the Company’s Board had approved in 2010 in connection with its exploration of a potential business combination transaction at that time, but had not implemented because the business combination did not proceed. The Severance Plan provides cash severance as well as outplacement assistance for certain employees without employment contracts who are terminated without cause; the amount of severance is based on their job grade and time of service.

In addition, the Company’s executive officers who do not have employment agreements and certain other non-executive employees with the Company are eligible for enhanced severance benefits upon termination without “cause” or for “good reason,” within 12 months following a “change in control” (each as defined in the Severance Plan). This is what is known as a double-trigger arrangement, as no severance is paid unless a change in control occurs and the employee is terminated within 12 months thereafter. Under the terms of the Severance Plan, an employee’s termination for “good reason” shall be effective only 90 days after a 30 day cure period which begins following notice by the employee to the Company of circumstances giving rise to “good reason” for termination. Accordingly, any employee terminating employment for “good reason” will remain employed by the Company during a four month transition period after giving notice to the Company of the possibility of termination.

Upon execution of a release, an executive officer would receive separation pay in cash, paid in installments at the Company’s regular pay periods. Director level employees are eligible to receive three months of base pay, Director(s) of Operations & Senior Director(s) are eligible to receive six months of base pay, and Vice Presidents and Senior Vice Presidents are eligible to receive twelve months of base pay. Mr. Tattersfield and Mr. Hennessy are ineligible for severance benefits under the Severance Plan, as they have employment agreements with the Company.

See “Golden Parachute Compensation” under “Item 8. Additional Information” for additional information regarding severance disclosure, including, among other things, the amounts that would be payable in the event of a qualifying termination following a change-in-control under employment agreements with Messrs. Tattersfield and Hennessy and under the Severance Plan.

Employee Benefits

Pursuant to the Merger Agreement, for a period of one year following the Effective Time of the Merger, Parent shall cause the Surviving Corporation and its subsidiaries to provide each active employee of the Company and any subsidiary who continues to be employed by the Surviving Corporation or any subsidiary thereof with compensation, severance benefits, other employee benefits (except for retention benefits), health and welfare benefits and benefits under any 401(k) plan that is at least substantially comparable in the aggregate to that provided to such continuing employees immediately prior to the execution of the Merger Agreement.

Parent will cause the Surviving Corporation to recognize accrued but unused personal, sick or vacation time to which any continuing employee is entitled pursuant to policies applicable to such continuing employee immediately prior to the Effective Time of the Merger.

Parent has agreed that continuing employees under any severance, health, welfare benefit plan or 401(k) plans of Parent or the Surviving Corporation following the Effective Time of the Merger will be credited for service with the Company prior to the Effective Time of the Merger to the extent that such service is relevant under such plans and recognized under corresponding Company plans prior to the Effective Time of the Merger. Additionally, Parent has agreed that the pre-existing condition and eligibility limitations for continuing employees under health and welfare plans will be waived for the plan year in which the Merger occurs and that amounts paid by, and amounts reimbursed to, continuing employees under similar plans maintained by the Company and its subsidiaries immediately prior to the Effective Time of the Merger will be given effect in determining any deductibles and maximum out of pocket limitations.

Also, Parent will cause its subsidiaries (including the Surviving Corporation) to, honor, in accordance with its terms, each Company Benefit Plan (as defined in the Merger Agreement) and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated in the Merger Agreement.

With respect to the annual bonus for which any employee of the Company or any of its subsidiaries is eligible under any of the Company’s annual incentive plans, if any, prior to the Effective Time of the Merger, the Company has agreed to administer each such plan in accordance with its terms consistent with past practices in the ordinary course of business.

Indemnification and Exculpation of Directors and Officers

Section 302A.521 of the MBCA requires a corporation to provide for indemnification of employees, directors and officers except to the extent limited by the corporation’s charter documents. The Company’s charter documents do not limit the extent of the indemnification provided for in Section 302A.521. In addition, the Company’s bylaws (as amended, the “Company Bylaws”) provide for the indemnification of the Company’s officers and directors to the fullest extent permitted by Section 302A.521 of the MBCA. The Company has also purchased and maintains directors’ and officers’ liability insurance.

Pursuant to the MBCA and the Company’s Articles of Incorporation (as amended, the “Company Charter”), directors do not have personal liability to the Company for monetary damages, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 302A.559 or 80A.76 of the Minnesota Statutes; (iv) for any transaction from which the director derived an improper personal benefit; or (v) for any act or omission occurring prior to the date when the provision in the Company Charter became effective.

The Merger Agreement provides that all existing rights to indemnification that the present and former directors and officers of the Company and its subsidiaries are entitled to that are contained in the organizational documents of the Company or any of its subsidiaries as in effect as of December 16, 2012, or as provided in any indemnification agreements between the Company and any such person as in effect as of December 16, 2012, will survive the Merger and will be observed by the Surviving Corporation to the fullest extent permitted by Minnesota law.

Prior to the Effective Time of the Merger, Parent or the Surviving Corporation shall be required to purchase a tail policy to the Company’s current policy of directors’ and officers’ liability insurance for a period of six years from the Effective Time of the Merger. Such policy will cover claims arising from facts or events that occurred on or before the Effective Time of the Merger and will contain coverage and amounts at least as favorable to the indemnified parties as the coverage currently provided by the Company’s current directors’ and officers’ liability insurance policies in the aggregate. The cost of such tail policy will not exceed three times the annual premium currently paid by the Company for such insurance and, if the premium for tail insurance coverage would exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount.

Item 4.	The Solicitation or Recommendation

Recommendation

For the reasons described in more detail below, after careful consideration, the Company’s Board or a committee of disinterested directors of the Company (formed in accordance with Sections 302A.673 and 302A.675 of the MBCA (as the case may be)) unanimously (a) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its shareholders; (b) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (such approval having been made in accordance with the MBCA, including for purposes of Sections 302A.613, Subd. 1 and 302A.673 thereof); and (c) in the case of the Company’s Board, recommended that the Company’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the Merger Agreement.

In reaching the conclusions and in making the recommendation described above, the disinterested members of the Company’s Board consulted with the Company’s management, as well as the Company’s financial and legal advisors, and took into account a number of reasons, described under “Reasons for Recommendation” below.

The joint press release issued by the Company and JAB is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference. A letter to the Company’s shareholders from Gary Graves, Non-Executive Chairman of the Company, relating to the recommendation of the Company’s Board is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

Background of the Offer; Contacts with the Company

The Joh. A. Benckiser group (the “JAB Group”), of which Parent and Purchaser are members, is a privately- held group focused on long-term investments in companies with premium brands in the fast moving consumer goods category. The JAB Group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc. (“Peet’s”), a premier specialty coffee and tea company, a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products and a minority investment in D.E. Master Blenders 1753 N.V., an international coffee and tea company. In the ordinary course of its business the JAB Group examines potential investments in or acquisitions of companies in such category.

Since the initial public offering of the Company in 2005, the Company’s Board and members of senior management have met regularly to review and assess the long-term vision and strategy for the Company, including store development, franchising both domestic and international, and means to increase the Company’s presence in the consumer product goods (“CPG”) segment. With a majority of its earnings before interest, taxes, depreciation and amortization (“EBITDA”) sourcing from its retail coffeehouse operations, important components of the Company’s strategy have been consideration of how to expand both its retail presence and its commercial coffee business in a manner consistent with its strategic vision and its pursuit of long-term growth. The Company has also considered potential opportunities for business combinations involving either the purchase of another company by the Company or the sale of the Company to such company, acquisitions, dispositions and other strategic alternatives, while seeking to build shareholder value as a multi-channel branded coffee company.

During the period from late May through early September, 2010, the Company’s then majority shareholder and its investment bank canvassed the market to explore means by which such shareholder might sell the Company or dispose of its interest in the Company’s securities. Despite contacting multiple strategic acquirers and private equity firms, no bids were received as a result of this process and such shareholder ultimately sold its position through a secondary registration in the public market. Approximately half of the shareholder’s holdings were sold into the public market in December 2010 at a price of $9.75 per share. The shareholder sold its remaining holdings in August 2011 at a price of $14.25 per share.

Over a period of years, the Company pursued several potential value-additive relationships with operating companies and financial sponsors it viewed as potential strategic partners, several of which signed confidentiality agreements and received confidential information from the Company. The discussions with these companies ranged from potential joint ventures and licensing arrangements to business combinations involving either the purchase of such company by the Company or the sale of the Company to such company, and ranged in breadth from strategic management conversations to expanded diligence processes. One such company was Peet’s, which executed a confidentiality agreement with the Company in June 2011. Shortly thereafter, Michael Tattersfield, the Company’s President and Chief Executive Officer, arranged a meeting with Patrick O’Dea, Peet’s then-Chief Executive Officer, to discuss whether Peet’s had any interest in a potential business combination; however, Peet’s declined to engage in conversations with the Company regarding such a transaction, citing a desire to remain focused on its core business model.

In each case, the discussions either included a potential sale or business combination or were of such nature that, in the Company’s view, the other party would have concluded that the Company was open to a potential sale or business combination. The Company received advice from its former majority shareholder’s investment bank in connection with two of these prospects, both of which related to companies other than Peet’s. In the most recent of such discussions, which was the evaluation of a merger with a U.S. publicly held company in the restaurant industry during the third quarter of 2012 in which newly-issued shares of the Company’s stock would form at least a portion of the consideration, the Company was assisted by Moelis & Company LLC (“Moelis”) as its financial advisor. In connection with the Company’s consideration of such business combination transaction, the Company solicited interest from several private equity firms with experience in, or a stated interest in making investments in, the restaurant industry, about their potential interest in an equity investment in the Company to facilitate the business combination transaction being considered. During the course of these discussions, none of the private equity firms with which the Company engaged in discussions expressed any interest in acquiring the Company. Ultimately, the Company concluded it would not continue to pursue the potential transaction due to strategic fit and relative valuation considerations.

None of the foregoing discussions led to a definitive agreement to enter into a transaction and, prior to the December 2012 indication of interest from the JAB Group, the Company had not received an offer for the acquisition of the Company since going public.

On November 19, 2012, Olivier Goudet, Chief Executive Officer of the JAB Group and Mr. O’Dea, currently a consultant to Peet’s, met with Mr. Tattersfield in New York to discuss a possible acquisition involving the Company.

During the last week of November 2012, Mr. Goudet spoke with Mr. Tattersfield and suggested that Mr. Tattersfield and Gary Graves, Non-Executive Chairman of the Company, meet with representatives of the JAB Group the following week.

On December 4, 2012, Mr. Goudet and David Bell, Head of M&A of the JAB Group, met with Mr. Tattersfield and Mr. Graves in Washington, D.C. During this meeting, representatives of the JAB Group provided an oral indication of interest in an acquisition of the Company by the JAB Group at a purchase price of $15.00 per share in cash, and noted that this indication of interest was conditioned on, among other things, completing due diligence, reaching agreement on material terms and negotiating definitive transaction documentation expeditiously and in any event executing definitive transaction documentation by no later than December 17, 2012 and that the JAB Group would withdraw its offer if the Company determined to seek proposals from other potential acquirers. Mr. Goudet indicated that, if discussions progressed toward a transaction, the JAB Group intended to work with BDT Capital Partners, LLC as a minority investor and BDT & Company, LLC (BDT Capital Partners, LLC and BDT & Company, LLC, together, “BDT”) as financial advisor and to also engage Morgan Stanley & Co. LLC (“Morgan Stanley”) as a financial advisor. Mr. Goudet advised that the JAB Group had ample cash on hand to complete an acquisition of the Company and would not require a financing contingency. Messrs. Graves and Tattersfield said they would convey the JAB Group’s indication of interest to the Company’s Board.

On December 5, 2012, the Company’s Board met telephonically, with certain members of management, Moelis and Briggs and Morgan, P.A., outside counsel to the Company (“Briggs”), participating. All directors received advice from Briggs regarding their legal responsibilities and duties in regard to considering the potential transaction. The Company’s Board appointed Mr. Graves to be the negotiator with the JAB Group regarding any possible transaction. Mr. Tattersfield noted that he would recuse himself from discussions, deliberations, negotiations and actions by the Company’s Board on the potential transaction, and the Company’s Board endorsed this approach. At the direction of the Company’s Board, following the meeting, Mr. Graves called Mr. Goudet and indicated that the Company was open to considering the JAB Group’s indication of interest and that it would be willing to provide due diligence information, subject to the JAB Group providing a written indication of interest and executing a customary confidentiality agreement.

On December 6, 2012, Mr. Goudet sent a written, non-binding indication of interest to the Company, expressing the JAB Group’s interest in acquiring all of the outstanding shares of common stock of the Company at a price of $15.00 per share in cash, not subject to a financing condition. Mr. Goudet indicated that, if during the course of due diligence, the JAB Group determined that it was warranted, it would consider increasing its proposed purchase price. The proposal continued to be conditioned on announcing entry into the definitive transaction documents no later than December 17, 2012, and was to be kept confidential. Also on December 6, 2012, Briggs sent a draft confidentiality agreement to Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel to the JAB Group (“Skadden”).

During the course of the day on December 6, 2012 and the morning of December 7, 2012, Briggs and Skadden negotiated the terms of the confidentiality agreement. The Company and Parent executed the Confidentiality Agreement on December 7, 2012. Also on December 7, 2012, representatives of Skadden and Briggs had a teleconference during which Skadden described the general approach it had been instructed to take by JAB with respect to the drafting of a merger agreement. Representatives of Briggs provided Skadden with some preliminary reactions with respect to the merger agreement. Also on December 7, 2012, Mr. Graves contacted Mr. Bell to notify him that he would act as the Company’s negotiator, and that Mr. Tattersfield had been advised of this by the Company’s Board. Mr. Bell further discussed with Mr. Graves that it was a condition to JAB’s indication of interest that the Company not solicit competing bids from other potential buyers or otherwise delay the previously discussed timetable and that JAB would terminate discussions with the Company if the Company solicited competing bids or if the timetable was not met.

Beginning on December 7, 2012, following a meeting of the Company’s Board, the Company provided various representatives of JAB, Deloitte & Touche LLP (“Deloitte”), Skadden, BDT and Morgan Stanley with access to an electronic data room populated with various documents containing confidential information regarding the Company. JAB’s and its advisors’ review of confidential information in this data room, as well as confidential information provided by the Company in person and through other means, continued until the execution of the definitive Merger Agreement.

From December 8, 2012 through December 14, 2012, representatives of JAB, Deloitte, Skadden, BDT and Morgan Stanley met in Minneapolis, Minnesota to conduct due diligence.

On the evening of December 9, 2012, Skadden sent a draft merger agreement to Briggs containing proposed terms and conditions. That same evening, Mr. Bell met with Mr. Tattersfield to discuss certain due diligence matters, which was authorized by the Company’s Board.

On December 10, 2012, the Company’s Board held an in-person meeting at which it authorized Mr. Graves to proceed with discussions with the JAB Group. At that meeting, Mr. Tattersfield reiterated that he would recuse himself from discussions, deliberations, negotiations and actions by the Company’s Board on the potential transaction, but per Mr. Graves’ request, members of management would be made available as requested to provide context, background and information as needed. The Company’s Board then reviewed the proposed terms and negotiated the fee associated with the engagement of Moelis as its financial advisor for the possible transaction, including a review of prior engagements undertaken by Moelis as set forth in the section “Opinion of the Company’s Financial Advisor” below. The Company’s Board was then further advised by Briggs of its fiduciary duties in connection with their consideration of a potential transaction, including, among other things, a discussion regarding the inclusion of a “go-shop” provision which would enable the Company to actively solicit acquisition proposals from other parties after signing a merger agreement. Mr. Graves advised the Company’s Board that the JAB Group had indicated that it would not agree to a “go-shop” provision.

Representatives of Moelis then joined the meeting for management’s presentation of its long-range plan, which modeled the Company’s projected net sales, segment cash flow, EBITDA, and EPS through 2016. The Company’s Board asked several questions of management regarding the long-range plan, including questions about a potential contract being negotiated with a domestic retailer. The representatives of Moelis then made a presentation regarding preliminary financial information concerning the Company and the restaurant industry more generally and several potential strategic alternatives for the Company that the Company’s Board may wish to consider, including other potential parties that may be willing to acquire the Company. The Company’s management then discussed past contacts with the potential buyers, including its experience in connection with its former controlling shareholder’s efforts to sell the Company or dispose of its controlling ownership position in the Company in 2010, in which no strategic buyers were identified; extensive discussions with potential strategic partners between 2010 and 2012 which did not lead to any transaction; a potential merger with a U.S. public company in the restaurant industry that had been explored by the Company earlier in 2012, which ultimately did not move forward; and the related discussions with private equity firms about a possible investment, from which no party expressed interest in a possible acquisition of the Company. The Company’s Board, management and representatives of Moelis discussed, based on this information and experience involving transactions in the relevant industries, whether other companies or other parties would be willing to acquire the Company at a higher price than that proposed by the JAB Group. The representatives of Moelis informed the Company’s Board that they believed, based on, among other things, their preliminary analyses and knowledge of the industry, that there was a low likelihood that a strategic or financial buyer would consider purchasing the Company on more attractive terms than the terms proposed by the JAB Group.

The Company’s management then left the board meeting and the Company’s Board discussed the Company’s outlook and valuation, including new store rollouts, potential international expansion, the changing relationship with Green Mountain and the K-Cup business, the competitive landscape and the management team. Following its review and assessment of management’s long-range plan, and its determination to utilize such plan as a means to evaluate the JAB Group’s indication of interest, the Company’s Board discussed potential implications, both risks and benefits, of such factors for the Company’s future financial performance and value. The Company’s Board then discussed the JAB Group’s indication of interest and determined that the Company’s response should be that it was not prepared to proceed with a transaction at a price of $15.00 per share, but that the Company was willing to permit continued due diligence in recognition of the fact that the Company’s Board possessed significantly more information relevant to an evaluation of the Company than the JAB Group. At the direction of the Company’s Board, later that evening, representatives of the Company’s management made a presentation to representatives of the JAB Group and its advisors regarding the Company’s business at Briggs’ office in Minneapolis, Minnesota.

On December 11, 2012, representatives of the JAB Group continued to conduct due diligence, which included meetings among various representatives of the JAB Group with representatives of the Company as authorized by the Company’s Board. Also, during the course of the day Mr. Graves contacted Mr. Bell to discuss certain terms of the proposed transaction, including, among other things, that the $15.00 per share price was not acceptable to the Company’s Board. Mr. Bell advised that the JAB Group expected to provide a revised proposal to the Company by the evening of December 13, 2012.

The Company’s Board held a telephonic meeting on December 12, 2012, with Mr. Tattersfield recusing himself. Also participating in this meeting were the Company’s Chief Financial Officer and General Counsel, representatives of Moelis and representatives of Briggs. Mr. Graves provided an update on developments with the JAB Group since the previous meeting of the Company’s Board and advised the Company’s Board that the JAB Group planned to communicate its revised price on the evening of December 13, 2012. Management then described for the Company’s Board the JAB Group’s due diligence activities. The representatives of Moelis then made a presentation to the Company’s Board regarding updated preliminary financial information regarding the Company, precedent transactions and potential strategic alternatives for the Company that had been discussed previously by the Company’s Board. Following the departure from the meeting of Mr. Tattersfield and the Company’s Chief Financial Officer, the representatives of Moelis observed that, in principle, a market check of other potential bidders by the Company would produce the best information for the Company’s Board about whether another party would be willing to pay a higher price for the Company than the JAB Group. However, the representatives of Moelis also observed that the JAB Group stated that it would withdraw its acquisition proposal if the Company initiated discussions with any other potential parties prior to signing a definitive agreement and representatives of Moelis advised, consistent with the Company’s Board’s prior discussions, that the likelihood that another party would be interested in pursuing a transaction on terms more favorable than the proposed terms of the JAB Group was low. The Company’s Board discussed the possibility of a “go-shop” provision that would enable the Company to actively solicit potential competing acquisition offers for the Company after signing a merger agreement with the JAB Group. Mr. Graves advised the Company’s Board that the JAB Group had indicated on several occasions that it would not agree to a “go-shop” provision. Briggs then reviewed with the directors a summary of the draft merger agreement that had been provided to the directors earlier in the day. Briggs discussed alternative transaction structures that would include contacting other potential buyers. The Company’s Board determined that any merger agreement with the JAB Group would need to make it possible for a potential competing bidder to submit a superior proposal that the Company could accept by terminating the merger agreement and paying a reasonable termination fee. The Company’s Board agreed to reconvene in Minneapolis in person on the morning of December 14, 2012 to discuss the revised price the Company anticipated receiving from the JAB Group on the evening of December 13, 2012.

On the morning of December 13, 2012, at the direction of the Company’s Board, Briggs began negotiating various non-price terms and conditions of the merger agreement with Skadden. Several points of substantive disagreement remained, including with respect to the limitations to be included in the merger agreement on the Company’s ability to engage in discussions with other potential acquirers (including whether or not there would be a “go-shop” provision enabling the Company to actively solicit acquisition proposals from third parties following the execution of a merger agreement with JAB) and the amount of the termination fee. On the same day, representatives of the JAB Group continued to conduct due diligence, including a guided tour of the Company’s headquarters in Brooklyn Center, Minnesota, with a view towards, among other things, conducting due diligence on supply chain matters. That evening, Bart Becht, Chairman of the JAB Group, Mr. Goudet and Mr. Bell met with Mr. Graves, Mr. Tattersfield and Mr. Kip Caffey, an independent director of the Company, to discuss the proposed transaction. After Mr. Tattersfield left the meeting, the representatives of the JAB Group increased the price in their indication of interest to $15.50 per share in cash, subject to agreement with respect to certain other key terms, including a termination fee equal to 4% of the Company’s aggregate equity value. Following that meeting, the Company’s Board met in person (with Mr. Tattersfield recusing himself), and Mr. Graves and Mr. Caffey updated the Company’s Board with respect to the negotiations with the JAB Group, including the increased purchase price, the termination fee and other key terms, and the JAB Group’s communication that it would terminate discussions regarding the possible transaction if the Company were to contact other potential purchasers. The Company’s directors determined that they would reflect on the JAB Group’s proposal overnight and thoroughly discuss it at the Board meeting scheduled for the morning of December 14, 2012.

On the morning of December 14, 2012, the Company’s Board held an in-person meeting (with Mr. Tattersfield recusing himself) to discuss the proposed transaction. At Mr. Graves’ request, management provided an update regarding the status of contract negotiations with the domestic retailer. Such company had expressed uncertainty regarding whether to work with the Company on the contemplated contract terms. At Mr. Graves’ request, management then provided a financial update and observations regarding potential opportunities for the Company. Mr. Tattersfield noted the nature of competition in the Company’s industry continues to increase and the need to differentiate the Company through its product platforms, either organically or through partnerships, is critically important. Mr. Tattersfield reported that opening new stores in lower density markets outside Minnesota may be challenging. Mr. Tattersfield provided an update of the Company’s CPG business, including recent adverse trends and forecasts related to the Company’s relationship with Green Mountain and the single-serve business. The lower sales and profitability related to this relationship had caused the Company to significantly reduce its internal forecasts and external guidance earlier in 2012. He noted that, while management was optimistic about the Company’s ability to regain a growth trajectory in the single-serve category, it now has a lower sales base in this business, and its competition has increased. Mr. Tattersfield concluded that, while he remains confident in the long-term strategy of the Company, the Company’s brand and team, there is uncertainty associated with achieving the Company’s strategy in an increasingly competitive environment. At that point, Mr. Graves excused all members of management.

The Company’s Board then engaged in a discussion of whether or not to continue negotiations with the JAB Group on the proposed price and terms. The directors discussed pursuing a sale of the Company in the context of management’s strategic plan, noting that the Company’s business model would continue to be predominantly a “lower margin” retail enterprise as growth from the commercial side of the Company’s business was expected to slow in future years. Directors noted that the retail business was dependent upon customer traffic and new store openings, and would be adversely affected by potential store closings.

At this point in time, the Company’s Board discussed and then reaffirmed its decision not to approach additional potential acquirers for the reasons it had previously discussed. Briggs advised the directors of their fiduciary duties to the Company’s shareholders and, following discussion, the directors decided that they should seek a higher purchase price from the JAB Group. Moelis reiterated its belief that there is a low likelihood that a third party would have an interest in proposing to acquire the Company if third parties were to be contacted, a view with which the Company’s Board agreed. Moelis also advised that the JAB Group’s acquisition of Peet’s involved an entity with significantly higher CPG percentages and margins than the Company. Directors further observed that Peet’s derives a majority of its EBITDA from CPG sales primarily through the direct store delivery system, with a much lower percentage of its EBITDA derived from its retail coffeehouse segment. The Moelis representatives observed that approximately 80% of the Company’s LTM EBITDA sourced from retail operations. The Company’s Board observed that this competitive advantage of Peet’s enables it to fully participate in the growing CPG segment and explains the valuation Peet’s received in its acquisition relative to the multiples paid in the restaurant industry. Furthermore, the Company’s Board noted that management’s long-range plan showed the vast majority of EBITDA growth coming from new store openings and same-store growth, not CPG, which represents a material difference between the Company and Peet’s.

The Company’s Board concluded that the Company should seek to negotiate a higher price and other more advantageous terms with the JAB Group. The Company’s Board discussed that, under the JAB Group’s proposal, the Company would be subject to customary limitations on its ability to engage in discussions with other potential acquirers but would have the right to engage in such discussions under certain circumstances in response to an unsolicited acquisition proposal and to terminate the merger agreement under certain circumstances in order to accept a “superior proposal” (as defined in the merger agreement), subject to payment to the JAB Group of a termination fee which the JAB Group had proposed would be equal to 4% of aggregate equity value of the transaction. Briggs reviewed with the Company’s Board, and the Company’s Board considered and discussed, various alternative terms it could request from the JAB Group regarding its ability to consider competing proposals, including a “go-shop” provision. Briggs further reviewed the directors’ fiduciary duties in connection with consideration a potential transactions. The Company’s Board discussed that the JAB

Group had repeatedly advised that it would not agree to such a “go-shop” provision. After discussion, the Company’s Board determined to make a counter-proposal on both purchase price and the termination fee. The Company’s Board authorized Messrs. Graves and Caffey to advise the JAB Group that they believed a price of $16.50 per share in cash could be approved by the Company’s Board.

Following this authorization, Messrs. Graves and Caffey promptly contacted representatives of the JAB Group to propose a purchase price of $16.50 per share in cash. Representatives of the JAB Group then discussed this proposal among themselves and, later that morning, representatives of the JAB Group contacted Mr. Graves by telephone to propose a counter-offer at a price of $16.00 per share in cash with a termination fee equal to 3% of the transaction equity value. The JAB Group representatives advised that the $16.00 per share price represented the JAB Group’s best and final proposal.

Mr. Graves reported the JAB Group’s $16.00 per share proposal to the Company’s Board at an in-person meeting later that morning. Moelis reiterated that there was a low likelihood that a pre-signing market check would yield a competitive buyer, either strategic or financial. The directors discussed the premium to the trading price of the Company’s shares represented by a $16.00 per share price. The directors determined that there was a low likelihood of obtaining a higher price from a pre-signing market check and that insisting on doing so would result in the loss of the JAB Group’s offer. The directors further determined to seek a termination fee equal to 1.5% of the equity value of the transaction in order to enter into a superior acquisition proposal if the agreement was terminated, and a termination fee was payable, within 30 days following execution of a definitive merger agreement with the JAB Group, with the termination fee increasing to 3% of the equity value of the transaction if the termination occurred more than 30 days following execution of the merger agreement. The Company’s Board believed such two-tiered termination fee would facilitate the submission of any competing third-party proposals to acquire the Company after execution of a merger agreement with the JAB Group.

Messrs. Graves and Caffey then communicated with representatives of the JAB Group and indicated that the Company would accept the $16.00 per share price, but only with a two-tiered termination fee structure under which the Company would pay a termination fee equal to 1.5% of the equity value of the transaction in order to enter into a superior acquisition proposal if the agreement was terminated, and a termination fee was payable, within 30 days following execution of a definitive merger agreement with the JAB Group, with the termination fee increasing to 3% of the equity value of the transaction if the termination occurred more than 30 days following execution of the merger agreement.

Later that afternoon, the JAB Group indicated its agreement with the proposed price and termination fee, as well as general agreement to work with the Company’s counsel on the remaining open items within the merger agreement. The Company’s Board then determined at its meeting to convene again on the morning of December 16, 2012 to conduct further deliberations and formally consider the final merger agreement.

During the course of the day on December 14, 2012, representatives of Skadden and Briggs met to negotiate certain terms of the merger agreement. Later that day, Skadden sent a revised draft of the merger agreement to Briggs and the same firms held further negotiations regarding the terms of the merger agreement. On the evening of December 14, 2012, Briggs provided Skadden a draft of the Company Disclosure Schedule to the merger agreement.

During the course of the day on December 15, 2012, Skadden and Briggs negotiated additional terms of the merger agreement and the Company Disclosure Schedule. That same day, Parent and Purchaser approved and adopted the merger agreement.

On the morning of December 16, 2012, the Company’s Board held a telephonic meeting (with Mr. Tattersfield recusing himself) at which the Company’s General Counsel, representatives of Moelis and representatives of Briggs were present. At that meeting, the Briggs representatives reviewed the material terms of the proposed merger agreement and the directors’ fiduciary duties in considering and approving a transaction and responded to questions from the directors. Representatives of Moelis then reviewed with the Company’s directors Moelis’ analysis of the $16.00 per share cash consideration to be received by holders of the Company’s common stock in the Offer and the Merger and delivered to the Company’s Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 16, 2012, addressed to the Company’s Board to the effect that, as of the date of the opinion and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the $16.00 per share in cash consideration to be received by holders of the Company’s common stock in the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of the Company’s Financial Advisor.” The full text of the written opinion of Moelis dated December 16, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitation on the review undertaken in connection with the opinion, is attached to this Statement as Annex II and is incorporated by reference. Shareholders are urged to read Moelis’ written opinion carefully and in its entirety. Moelis’ opinion was provided for the use and benefit of the Company’s Board (in its capacity as such) in its evaluation of the Offer and the Merger. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the $16.00 per share in cash consideration to be received by holders of the Company’s common stock in the Offer and the Merger and does not address the Company’s underlying business decision to effect the transactions or the relative merits of the transactions as compared to any alternative business strategies or transactions that might be available with respect to the Company. Moelis’ opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Offer or the Merger or any other matter, including whether such shareholder should tender shares of the Company’s common stock in the Offer.

The Company’s Board then engaged in a discussion of the JAB Group’s acquisition proposal and the financial and legal advice that had been provided with respect to the proposal. The Company’s Board determined that it had a reliable body of information upon which to judge the adequacy of the Offer and to conclude that the Offer was the best sale transaction reasonably available to the Company. The Company’s Board also discussed that the JAB Group had advised it would withdraw its acquisition proposal if the Company solicited acquisition proposals from other parties. At this point the Company’s Board, in consultation with its advisors, reaffirmed its decision not to approach additional potential acquirers or to require a “go-shop” provision for the reasons it had previously discussed. After this review and having had all their questions answered, the Company’s Board authorized the creation of a disinterested committee consisting of all independent directors, and temporarily adjourned its meeting. After the meeting of the Company’s Board adjourned, the disinterested committee convened its meeting and took the actions required under the MBCA to except the Merger Agreement and the transactions contemplated thereby from the Business Combination and Fair Price Provisions in the MBCA. The Company’s Board then reconvened its meeting for the purpose of approving and adopting the Merger Agreement and the transactions contemplated thereby. After considering the terms of the Merger Agreement and the reasons and rationale that had been discussed at prior Board meetings underlying the Board’s decision to sell the Company to the JAB Group at $16.00 per share, the Company’s Board (with Mr. Tattersfield not in attendance, having previously recused himself) then unanimously approved the Merger Agreement and the transactions contemplated thereby and authorized the execution and delivery of the Merger Agreement by Mr. Graves.

The definitive Merger Agreement was executed by representatives of the Company, Parent and Purchaser on the afternoon of December 16, 2012 and was publicly announced on the morning of December 17, 2012.

On December 21, 2012, the JAB Group commenced its Offer.

Reasons for Recommendation

On December 16, 2012, the Company’s Board (with Mr. Tattersfield having recused himself) or a committee of disinterested directors of the Company (formed in accordance with Sections 302A.673 and 302A.675 of the MBCA) (as the case may be) unanimously (a) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its shareholders; (b) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (such approval having been made in accordance with the MBCA, including for purposes of Sections 302A.613, Subd. 1 and 302A.673 thereof); and (c) in the case of the Company

Board, recommended that the Company’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the Merger Agreement. The Company’s Board considered the following factors in reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby, all of which it viewed as generally supporting its decision to approve the business combination with JAB (which are not listed in any relative order or importance):

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that the Company’s Board’s deliberations included all independent directors (with the management member recusing himself) and that negotiations with JAB were led by Mr. Graves, the Company’s Non-Executive Chairman;

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the principal terms and conditions of the Merger Agreement, including, among others, the ability of the Company to consider and respond to, under certain circumstances specified in the Merger Agreement, an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, and the right of the Company’s Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior proposal upon payment of a termination fee of $5,190,000 (approximately 1.5% of the transaction value) during the first 30 days after signing of the Merger Agreement, or $10,380,000 (approximately 3% of the transaction value) thereafter, and the belief of the Company’s Board, after discussion with the Company’s advisors, that the termination fee for the first 30 days was significantly on the lower side of the range of termination fees payable in similar transactions;

•	the current and historical market price of Shares, including the fact that the $16.00 price to be paid for each Share represents:

•	an approximately 30.0% premium to the closing price of $12.32 per Share on December 14, 2012, the last full trading day before the Merger was approved by the Company’s Board and publicly announced,

•	a 33.4% premium to the 1-month weighted average stock price of $12.00 per Share, and

•	a price that is higher than any price at which the Shares have traded since May 2, 2012;

•	the fact that JAB’s Offer will be paid in cash, providing certainty, near-term value and liquidity to our shareholders, and the creditworthiness of JAB;

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the belief of the Company’s Board that the Company had negotiated the highest price per Share that JAB was presently willing to pay for the Company, especially in light of the relatively high portion of EBITDA the Company derives from retail operations, and that the process conducted by the Company had resulted in the highest price reasonably available to the Company under the circumstances;

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the belief of the Company’s Board that the Company is unlikely to achieve a sustainable trading price for its Shares in excess of the $16.00 per Share within the foreseeable future given the Company’s projected near-term financial performance (including growth rates), and its long-term business plan and prospects if it were to remain a public company;

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the belief of the Company’s Board that the sale of the Company for $16.00 per Share is a better alternative to remaining a public company and pursuing the Company’s strategic business plan, considering the risks relating the Company’s execution of its new store opening strategy, especially outside the Company’s primary geography, the fact the Company’s business model would continue to be predominantly a “lower margin” retail enterprise as growth from the commercial side of the Company’s business was expected to slow in future years, the risks relating to the Company’s plans to expand its CPG business in the current competitive environment in which the Company operates as discussed below under “Financial Projections,” and other risks associated with the Company’s business and strategic plan, including, among others, its limited national name recognition, the existence of competitors with substantially greater resources and management retention risks, and the recent adverse trends with respect to the single-serve business, as more fully described above in “Background of the Offer”;

•

the fact that the Company and its then majority shareholder held discussions regarding various strategic transactions, including, among other things, a sale of the Company, with a number of other companies in its industry and private equity firms between 2010 and 2012 and none of the discussions led to a sale of the Company, value-additive relationship or business combination transaction, or any likely prospects therefor, as more fully described in “Background of the Offer”;

•

the belief of the Company’s Board, based on the directors’ and management’s experience, knowledge of the industry and advice from Moelis, that there was a low likelihood of obtaining a higher price from conducting a market check prior to signing the Merger Agreement with JAB, and as to whether there were other parties interested in acquiring or entering into another strategic transaction with the Company;

•

the opinion of Moelis that, as of December 16, 2012, and based upon and subject to the various assumptions made, matters considered and qualifications and limitations on the scope of review undertaken as set forth in such opinion, the $16.00 per Share to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below under “Opinion of the Company’s Financial Advisors”;

•

the availability of statutory dissenters’ rights to the Company’s shareholders who comply with all required procedures of the MBCA, which allow such shareholders to seek appraisal of the fair value of their Shares; and

•

the belief of the Company’s Board that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger and the absence of a financing condition.

The Company’s Board also considered the potential risks of the Merger and other potentially negative factors, including the following:

•	the inability of the Company’s shareholders to realize the potential long-term value of a successful execution of the Company’s current strategy if it ceases to be a publicly-held company;

•	the fact that the $16.00 price to be paid for each Share represents less than the all-time high intraday sale price of Shares of $18.84 per Share on April 2, 2012;

•	the fact that receipt of consideration from the transactions contemplated by the Merger Agreement would be taxable to most of the Company’s shareholders for U.S. federal income tax purposes;

•	the risk of diverting management’s attention from other strategic priorities to focus on matters relevant to the Offer and the Merger;

•	the potential impact on the Company’s business of any negative reaction by customers, suppliers or other constituencies after the announcement of the Offer;

•	the possible loss of key management or other personnel of the Company during the pendency of the Merger;

•	the risk to the Company’s business, sales, operations and financial results in the event that the Offer is not completed or the Merger is not consummated;

•

the fact that, pursuant to the Merger Agreement, the Company must generally conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of its business prior to the closing of the Merger or the termination of the Merger Agreement;

•

the termination fee payable to JAB upon the occurrence of certain events, including the potential of such termination fee to deter other potential acquirers from proposing an alternative transaction that may be more advantageous to the Company’s shareholders;

•

that certain terms of the Merger Agreement prohibit the Company and its representatives from soliciting third-party proposals and from accepting, approving or recommending third-party bids except in limited circumstances;

•

the fact that the Company did not conduct a market check prior to signing the Merger Agreement with JAB as a means of determining whether there were other parties interested in acquiring or entering into another strategic transaction with the Company, or obtain a “go-shop” provision which would enable the Company to actively solicit acquisition proposals after signing the Merger Agreement, although the Company’s Board believed that JAB would terminate discussions if the Company’s Board required either such measure;

•

the limitations under the Merger Agreement that restrict the ability of the Company’s Board, except in certain circumstances, to change its recommendation to the Company’s shareholders (See the Offer to Purchase: Section 11—“The Merger Agreement—Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal”);

•	the fact that completion of the Offer and the Merger would require antitrust clearance and the satisfaction of other closing conditions that are not within the Company’s control;

•

the fact that if the Offer is completed, the Company’s remaining shareholders who are unaffiliated with JAB will not have a meaningful opportunity to vote because, following completion of the Offer, JAB will control at least a majority of the Company’s outstanding shares, meaning that JAB will control the votes required to approve the Merger and may be able to consummate the Merger without a shareholder vote if JAB , with or without the Top-Up Option, owns more than 90% of the Company’s outstanding Shares; and

•

the provisions of the Merger Agreement that provide, subject to certain conditions, JAB with the ability to obtain representation on the Company’s Board in proportion to its ownership of Shares upon completion of the Offer.

The Company’s Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Merger were outweighed by the potential benefits of the Merger.

The foregoing discussion of the Company’s Board’s reasons for its recommendation to adopt and approve the Merger Agreement is not meant to be exhaustive, but addresses the material information and factors considered by the Company’s Board in consideration of its recommendation. In view of the wide variety of factors considered by the Company’s in connection with the evaluation of the Merger and the complexity of these matters, the Company’s Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Company’s Board made its determinations and recommendations based on the totality of the information presented to it, and the judgments of individual members of the Company’s Board may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the Company’s Board were aware of the interests of executive officers and directors of the Company as described under “The Merger— Agreements with the Company’s Current Executive Officers and Directors.”

Recommendations of the Company’s Board

In light of the factors described above, after careful consideration, the Company’s Board or a committee of disinterested directors of the Company (formed in accordance with Sections 302A.673 and 302A.675 of the MBCA) (as the case may be) unanimously (a) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its shareholders; (b) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (such approval having been made in accordance with the MBCA, including for purposes of Sections 302A.613, Subd. 1 and 302A.673 thereof); and (c) in the case of the Company’s Board, recommended that the Company’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the Merger Agreement.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all Shares held of record or beneficially by such persons for purchase pursuant to the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

The Company retained Moelis to provide financial advisory services in connection with the Offer and the Merger. Pursuant to the terms of Moelis’ engagement letter with the Company, upon and subject to consummation of the transaction, the Company will become obligated to pay Moelis an aggregate fee estimated to be approximately $4.3 million in the aggregate, $1.1 million of which became payable in connection with the delivery of Moelis’ fairness opinion.

If the transaction contemplated by the Merger Agreement fails to close, the Company has also agreed to pay Moelis a termination fee equal to 25% of any termination fee it is obligated to pay to Purchaser under the Merger Agreement. The Company also has agreed to reimburse Moelis for its reasonable out-of-pocket expenses and to indemnify Moelis and certain related parties against certain liabilities and expenses related to or arising out of Moelis’ engagement, including liabilities under federal securities laws. In the ordinary course of its business, Moelis and its affiliates may own and trade securities of the Company or another party involved in a transaction or potential transaction with the Company.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as described in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not now undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the Company’s assets or of the assets of any of its subsidiaries or (iv) any material change in the Company’s present dividend rate or policy, indebtedness or capitalization. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Schedule TO, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information

Golden Parachute Compensation

The following table sets forth information about compensation that is based upon or relates to the Offer, the Merger and the other transactions contemplated by the Merger Agreement that could be paid to the Company’s named executive officers and its other executive officers as a group if the transactions contemplated by the Merger Agreement and certain other related events, more fully described in the footnotes below, including a qualifying termination of the executive, are completed, based on the executive’s compensation arrangements as of December 16, 2012:

Name	Cash ($)		Equity ($)(1)		Perquisites/ Benefits ($)(2)	Other ($)	Total ($)
Michael J. Tattersfield	1,228,699	(3)	8,863,184	(4)	22,667	—	10,114,550
Timothy J. Hennessy	535,498	(3)	1,913,329	(5)	14,864	—	2,463,691
Daniel J. Hurdle(6)	—		—		—	—	0
Alfredo V. Martel	252,446	(7)	1,006,233	(8)	—	—	1,258,679
Dan E. Lee	231,420	(7)	595,273	(9)	—	—	826,693
Executive officers who are not named executive officers as a group	490,406	(7)	491,968	(10)	—	—	982,374

(1)	These amounts are payable under a “single-trigger” arrangement and are not conditioned upon a termination or resignation of the executive officer. The amounts in this column reflect, as of December 16, 2012: (i) the intrinsic value (based on the Offer Price) of stock options owned by the applicable executive, which will be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time of the Merger, a cash payment equal to the product of (x) the total number of shares of common stock subject to such option and (y) the amount, if any, by which the Offer Price exceeds the exercise price per share under such option, less any applicable tax withholding and (ii) the value of restricted stock owned by the applicable executive, which will become fully vested upon Purchaser’s acquisition of a majority of the Shares on a fully diluted basis pursuant to the Offer and subsequently be cashed out for the Offer Price in the Merger. Options where the exercise price per share is equal to or greater than the Offer Price will be cancelled for no value and without payment. See “Arrangements with the Company’s Current Executive Officers and Directors—Effect of the Offer and the Merger Agreement on Restricted Stock” and “—Effect of the Offer and the Merger Agreement on Stock Options” under “Item 3. Past Contacts, Negotiations and Agreements.”
(2)	These amounts relate to continued medical and dental insurance coverage pursuant to the executive’s employment agreement. The cost of coverage was calculated using the Company’s current COBRA premium rates for family coverage for months 1 to 12, and the then-current (for Mr. Tattersfield) COBRA premium rates with a 5% increase for months 13 to 18. See “—Employment Agreements” under “Item 3. Past Contacts, Negotiations and Agreements” for a complete description of the Company’s employment agreements, which is incorporated herein by reference.
(3)	This amount is payable upon termination without “good cause” or for “good reason” (both as defined in the executive’s employment agreement), whether or not the terminations followed a change in control, based on the executive’s current base salary. See “—Employment Agreements” under “Item 3. Past Contacts, Negotiations and Agreements” for a complete description of the Company’s employment agreements. Mr. Tattersfield would receive 1.5 times his base salary of $500,000 ($750,000), paid in 18 consecutive monthly payments, plus the average of the two most recent annual bonuses paid to him ($478,699), paid in a lump sum, all conditioned on execution of a general release of claims. Mr. Hennessy would receive his base salary of $329,409, paid in 12 consecutive monthly payments, plus the average of the two most recent annual bonuses paid to him ($206,089), paid in a lump sum, all conditioned on execution of a general release of claims.
(4)	Represents the value of 500,000 Shares subject to in-the-money options ($7,130,000) and 108,324 shares of restricted stock ($1,733,184).

(5)	Represents the value of 68,750 Shares subject to in-the-money options ($878,625) and 64,669 shares of restricted stock ($1,034,704).
(6)	Mr. Hurdle left the Company in June 2012, and his options and unvested restricted stock have been cancelled.
(7)	This amount is payable upon termination without cause or for good reason within the 12-month period following a change in control (a double-trigger arrangement), pursuant to the Company’s Severance Plan, based on the executive’s current base salary. See “—Severance Plan” under “Item 3. Past Contacts, Negotiations and Agreements” for a complete description of the Company’s Severance Plan, which is incorporated herein by reference. Pursuant to the Severance Plan, each executive would receive twelve months of base pay, paid in installments, conditioned on execution of a general release of claims.
(8)	Represents the value of 42,500 Shares subject to in-the-money options ($598,825) and 25,463 shares of restricted stock ($407,408).
(9)	Represents the value of 1,250 Shares subject to in-the-money options ($16,825) and 36,153 shares of restricted stock ($578,448).
(10)	Represents the value of 30,748 shares of restricted stock ($491,968).

Top-Up Option

As part of the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable from and after the date and time at which Purchaser first accepts payment for Shares tendered in the Offer (subject to a three business day notice period), to purchase up to that number of newly issued Shares (the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise, constitutes one Share more than the number of Shares necessary for Purchaser to be merged into the Company through a “short-form merger” pursuant to Section 302A.621 of the MBCA (after giving effect to the issuance of the Top-Up Option Shares) and (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option, in each case, for consideration per Top-Up Option Share equal to the Offer Price.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect such a “short-form” merger pursuant to Section 302A.621 of the MBCA without the need for a meeting of the Company’s shareholders at a time when the approval of the Merger at any meeting of the Company’s shareholders would be assured because of Purchaser’s ownership of a majority of the Shares following completion of the Offer.

Vote Required to Approve the Merger and Section 302A.621 of the MBCA

The Company’s Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Section 302A.621 of the MBCA, if the Offerors acquire at least 90% of the then-outstanding Shares in the Offer (including through purchases during any subsequent offering period, or through exercise of the Top-Up Option), Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders as a “short-form” merger. If Purchaser acquires less than 90% of the outstanding Shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding Shares of Common Stock will be required under the MBCA to effect the Merger.

State Takeover Laws

A number of states (including Minnesota, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in those states or which have substantial assets, shareholders, principal executive offices or principal places of business therein.

The Company is incorporated under the laws of the State of Minnesota. Under the MBCA and other Minnesota statutes, the Company is subject to several state takeover laws. As described below, the Company has taken appropriate action in connection with its approval of the Merger Agreement and the consummation of the transactions contemplated thereby so that these laws do not affect the ability of Parent and Purchaser to consummate the Offer or the Merger.

Minnesota Business Combination Act. The Company is currently subject to Section 302A.673 of the MBCA (the “Business Combination Act”), which prohibits a publicly held Minnesota corporation, such as the Company, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined generally as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of that corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction that resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Business Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. On December 16, 2012, a special committee of disinterested directors of the Company’s Board (the “Committee of Disinterested Directors”) approved the acquisition of shares by Purchaser contemplated by the Merger Agreement for the purposes of the Business Combination Act; therefore, the restrictions of Section 302A.673 of the MBCA are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Minnesota “Fair Price” Provision. MBCA Section 302A.675 provides that an offeror may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, comprised solely of directors who: (a) are not, nor have been in the preceding five years, officers or employees of the corporation or a related organization, (b) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (c) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (d) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors who were directors at that time. On December 16, 2012, the Committee of Disinterested Directors approved the takeover offer by Purchaser contemplated in the Merger Agreement for purposes of the Fair Price Provision; therefore, the restrictions of Section 302A.675 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Minnesota Takeover Disclosure Law. The Minnesota Takeover Disclosure Law (the “Takeover Disclosure Statutes”), Minnesota Statutes Sections 80B.01-80B.13, by its terms requires the filing of a registration statement (the “Minnesota Registration Statement”) with specified disclosures with the Minnesota Commissioner of Commerce (the “Commissioner of Commerce”) with respect to any tender offer for shares of a corporation, such as the Company, that (a) has its principal place of business or principal executive office in Minnesota, or owns and controls assets in Minnesota having a fair market value of at least $1,000,000 and (b) has a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. The Offerors have filed the Minnesota Registration Statement with the Commissioner of Commerce on December 21, 2012.

Although the Commissioner of Commerce does not have an approval right with respect to the Offer, the Commissioner of Commerce will review the Minnesota Registration Statement for the adequacy of disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of the filing if the Commissioner of Commerce determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide adequate disclosure under the Takeover Disclosure Statutes. If this summary suspension occurs, the Commissioner of Commerce must hold a hearing within ten calendar days of the summary suspension to determine whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner of Commerce takes action to suspend the effectiveness of the Offer, this action may have the effect of significantly delaying the Offer. In filing the Minnesota Registration Statement, Purchaser does not concede that some or all of the provisions of the Takeover Disclosure Statutes are applicable, valid, enforceable or constitutional.

Other State Takeover Laws. The Company has opted out of the Minnesota Control Share Acquisition Act, MBCA Section 302A.671, in the Company Charter. Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See the Offer to Purchase: Section 13—”Conditions to the Offer.”

Legal Proceedings

Shortly after the announcement of the proposed Offer and prior to the launch of the Offer, three purported class action complaints were filed by purported shareholders against Parent, Purchaser and the individual directors of the Company in the District Court of the State of Minnesota, Fourth Judicial District. Specifically, on December 18, 2012, purported shareholders seeking certification of a purported class action lawsuit in the District Court of the State of Minnesota filed cases captioned Richeson v. Caribou Coffee Company, Inc., et al (the “Richeson Action”) and Greentech Research LLC v. Caribou Coffee Company, Inc., et al (the “Greentech Action”). On December 20, 2012, a similar case captioned Shah v. Tattersfield, et al (the “Shah Action”) was also filed in the District Court of the State of Minnesota, Fourth Judicial District.

The complaints in the Richeson Action, Greentech Action and Shah Action all purport to be brought individually and on behalf of all shareholders of the Company and all purportedly seek to enjoin the effectuation of the proposed transaction. The complaints contain allegations substantially similar to one another and allege that the Offer price of $16 per Share is inadequate and undervalues the Company. The complaints allege that the Company’s director defendants breached their fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger. Among other things, the complaints challenge the sale process and price as unfair and certain alleged deal protection provisions in the Merger Agreement. The complaints also allege that the Company, Parent and/or Purchaser aided and abetted such alleged breaches of the Company’s director defendant’s fiduciary duties.

The actions seek, among other relief: declaring the action to be a class action; declaring that the Merger Agreement was entered into in breach of the fiduciary duties of the defendants and is, therefore, unlawful and unenforceable; injunctive relief enjoining the Offer and the Merger; directing the individual defendants to exercise their fiduciary duties to obtain a transaction which is in the best interest of the Company and its shareholders; rescinding, to the extent already implemented, the Merger Agreement and the Merger; requiring disgorgement and imposing a constructive trust on all property and profits defendants receive as a result of their alleged wrongful conduct; directing the Company’s directors to adequately ensure that no conflict of interest exist between them and their fiduciary obligations, or if such conflicts exist, to ensure that all conflicts are resolved in the best interest of the class; awarding damages, including rescissory damages, in favor of the plaintiff and the class; awarding costs and disbursements, including reasonable attorneys’ and experts’ fees; and granting any and all further relief as the court may deem just and proper.

The foregoing descriptions are qualified in its entirety by reference to Exhibits (a)(5)(D), (a)(5)(E) and (a)(5)(F) to this Schedule 14D-9.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. However, under the MBCA, shareholders who do not sell their Shares in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, to dissent with respect to the Merger and to receive payment in cash for the “fair value” of their Shares after the Merger is completed. The term “fair value” means the value of the Shares immediately before the Effective Time of the Merger and may be less than, equal to or greater than the Offer Price. If any demand for fair value is made of dissenting shares and the Top-Up Option was exercised prior to the Effective Time of the Merger, then for purposes of determining the fair value of any dissenting shares, the cash received and/or value of the promissory note received by the Company in payment of the exercise price of the Top-Up Option will be treated as if it had not been paid to or received by the Company and the Shares issued upon exercise of the Top-Up Option will be treated as if they were not issued or outstanding.

To be entitled to payment, the dissenting shareholder seeking dissenters’ rights must not accept the Offer. In addition, if a vote of shareholders is required to approve the Merger under the MBCA, a dissenting shareholder also (a) must file with the Company, prior to the vote on the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, (b) must not vote in favor of the Merger and (c) must satisfy the other procedural requirements of the MBCA. Any shareholder contemplating the exercise of those dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect those rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of the statute are not fully and precisely satisfied.

If a vote of the Company’s shareholders is required to approve the Merger under the MBCA, the notice and information statement for the shareholders’ meeting will again inform each shareholder of record as of the record date of the meeting of the shareholders (excluding persons who tender all of their Shares pursuant to the Offer if those Shares are purchased in the Offer) of their dissenters’ rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If a vote of the Company’s shareholders is not required to approve the Merger, the Surviving Corporation (as defined in the Merger Agreement) will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the Effective Time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

The foregoing summary of the rights of dissenting shareholders under the MBCA does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under the MBCA. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the MBCA.

Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties filed such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on December 20, 2012. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 15th calendar day after the filing by Parent (January 4, 2013), unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of the Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger or (3) the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Offer to Purchase: Section 13—”Conditions to the Offer.”

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and its affiliates and the Company are engaged, Parent and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States, except for Turkey.

Completion of the Offer is subject to the Turkish competition authority (“Turkish Competition Board”) approving such acquisition and Merger or allowing the applicable waiting period to expire or terminate. A notification form concerning mergers and acquisitions (“Notification Form”) pursuant to the Turkish Competition Law No. 4054 and Communiqué No. 2010/4 on the Mergers and Acquisitions Requiring the Approval of the Turkish Competition Board was submitted on December 18, 2012. Initial review period is 30 calendar days from the submission of a complete Notification Form, and will expire on January 17, 2012, unless extended by the Turkish Competition Board.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Offer to Purchase: Section 13—“Conditions to the Offer.”

Financial Projections

In connection with the transaction described herein, the Company provided to JAB and Moelis certain projected financial information concerning the Company. The Company’s internal financial forecasts are prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The projections reflect numerous estimates and assumptions made by the Company’s management, with respect to general business, economic, market and financial conditions and other matters. These estimates and assumptions regarding future events are difficult to predict, and many are beyond the Company’s control. Accordingly, there can be no assurance that the estimates and assumptions made by the Company in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections below.

The inclusion of certain projections in this Statement should not be regarded as an indication that the Company or Moelis or their respective affiliates or representatives (including their advisors) consider the projections to be necessarily material or predictive of actual future events, and the projections should not be relied upon as such. The projections in this Statement are being provided in this Statement only because the Company made them available to JAB and Moelis in connection with the process of the transactions described herein and because they were relied upon by Moelis in performing its financial analysis to formulate the fairness opinion delivered to the Company’s Board. None of the Company or Moelis or any of their respective affiliates or representatives (including their respective advisors) makes any representation to any person regarding the projections by virtue of their inclusion in this Statement, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, holders of the Shares are cautioned not to place undue reliance on these projections.

The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. The projections were provided to JAB on December 10, 2012. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The Company’s management did not prepare the financial projections with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. Generally Accepted Accounting Principles, and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Statement, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

The financial projections that the Company provided to JAB included the following (in millions):

	2012F(1)	2013P(2)	2014P	2015P	2016P
Net Sales	$327.2	$350.6	$379.7	$411.8	$448.1
Segment Cash Flow(3)	$58.1	$64.3	$71.2	$77.7	$85.2
EBITDA	$28.3	$31.6	$36.6	$41.7	$47.1
EPS	$0.46	$0.54	$0.70	$0.83	$0.93

(1)	Forecast. Excludes estimate of $5 million non-recurring inventory loss related to Hurricane Sandy
(2)	Projected.
(3)	Segment EBITDA before allocated G&A costs

Opinion of the Company’s Financial Advisor

The Company retained Moelis to act as its financial advisor and to render to the Company’s Board an opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be paid pursuant to the Merger Agreement. At a meeting of the disinterested members of the Company’s Board on December 16, 2012, Moelis issued its oral opinion, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Moelis considered relevant, the consideration of $16.00 per Share, in cash, to be paid in connection with the Offer and Merger is fair, from a financial point of view, to the holders of Shares (other than JAB and its affiliates, if any) as of the date of the opinion.

The full text of the Moelis written opinion dated December 16, 2012, confirming its oral opinion issued to the Company’s Board on the same date, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Moelis in rendering its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated in its entirety herein by reference. You are urged to read the Moelis opinion in its entirety, and this summary is qualified by reference to the written opinion. The Moelis opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the purchase price to the holders of Shares, other than JAB and its affiliates, if any. Moelis’ opinion was directed solely to the Company’s disinterested members of the Company’s Board in connection with their consideration of the Offer and Merger and was not intended to be, and does not constitute, a recommendation to any Company shareholder as to how such shareholder should act or tender their Shares in the Offer or how any such shareholder should vote at the shareholders’ meeting, if any, held in connection with the Merger or any other matter. The Moelis opinion was approved for issuance by a Moelis fairness opinion committee.

Opinion of the Company’s Financial Advisor

At the meeting of the Company’s Board on December 16, 2012 to evaluate and approve the Offer and the Merger contemplated by the Merger Agreement (which we refer to in this section collectively as the “Transaction”), Moelis delivered to the Company’s Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated December 16, 2012, addressed to the Company’s Board to the effect that, as of the date of the opinion and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the $16.00 per Share in cash consideration (which we refer to in this section as the “Consideration”) to be received by holders of the Shares in the Transaction was fair, from a financial point of view, to such holders.

The full text of Moelis’ written opinion dated December 16, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement as Annex II and is incorporated herein by reference. Shareholders are urged to read Moelis’ written opinion carefully and in its entirety. Moelis’ opinion was provided for the use and benefit of the Company’s Board (in its capacity as such) in its evaluation of the Transaction. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Consideration to be received by the holders of Shares in the Transaction and does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available with respect to the Company, nor does it address any legal, regulatory, tax or accounting matters. Moelis’ opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction or any other matter, including whether such shareholder should tender Shares in the Transaction. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Moelis by the Company, including financial forecasts provided to or discussed with Moelis by the Company’s management;

•

conducted discussions with members of senior management and representatives of the Company concerning the publicly available and internal information described in the foregoing two items, as well as the business and prospects of the Company generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed a draft, dated December 15, 2012, of the Merger Agreement;

•	participated in certain discussions and negotiations among representatives of the Company and JAB and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with or reviewed by Moelis for the purpose of its opinion and has, with the consent of the Company’s Board, relied on such information being complete and accurate in all material respects. In addition, with the consent of the Company’s Board, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor was Moelis furnished with any such evaluation or appraisal. With respect to the financial forecasts referred to above, Moelis assumed, at the direction of the Company’s Board, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. Moelis assumed no responsibility for, and expressed no view, as to such financial forecasts or the assumptions on which they were based.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion. Moelis assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Moelis’ opinion did not address the fairness of the Transaction or any aspect or implication of the Transaction to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of Shares. In rendering its opinion, Moelis did not consider any effects of any issued and outstanding Shares immediately prior to the Effective Time of the Merger (i) owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly-owned by the ultimate parent of Parent, (ii) owned by the Company or any direct or indirect wholly-owned subsidiary of the Company or (iii) the holder of which has demanded and perfected such holder’s right to dissent from the Merger under applicable law. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Shares or otherwise.

At the Company’s direction, Moelis was not asked to, nor did it, offer any opinion as to any terms of the Merger Agreement or any aspect or implication of the Transaction, except for the Consideration to the extent expressly specified in Moelis’ written opinion. In rendering its opinion, Moelis assumed, with the Company’s Board’s consent, that the final executed form of the Merger Agreement would not differ in any material respect from the draft that Moelis reviewed, that the Transaction would be consummated in accordance with its terms and that the parties to the Merger Agreement would comply with all the material terms of the Merger Agreement. Moelis was not authorized to solicit and did not solicit indications of interest in a possible transaction with the Company from any party. Except as described in this summary, the Company and the Company’s Board imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion.

The following is a summary of the material financial analyses presented by Moelis to the Company’s board at its meeting held on December 16, 2012 in connection with its opinion. The following summary describes the material analyses underlying Moelis’ opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

Financial Analyses of the Company

Selected Public Companies Analysis. Moelis reviewed selected financial and stock market information of eight selected publicly traded restaurant companies listed below and compared this financial and stock market information with that of the Company. Moelis selected companies in the restaurant industry with operations that for purposes of analysis are comparable in certain respects to the operations of the Company.

Moelis reviewed, among other things, enterprise values of the six selected restaurants noted below (the “Selected Restaurants”) (calculated as market value of the relevant company’s diluted common equity based on its closing stock price on December 14, 2012, plus preferred stock, plus, as of the relevant company’s most recently reported quarter end, short-term and long-term debt, less cash and cash equivalents, plus book value of non-controlling interests) as a multiple, to the extent information was publicly available, of estimated revenue and EBITDA (defined as earnings before interest, taxes, depreciation, amortization, stock-based compensation expense and pre-opening expense, where applicable) for calendar year 2013 (estimated) and the trailing twelve months. Moelis also reviewed closing stock prices of the six Selected Restaurants on December 14, 2012 as a multiple of earnings per share for calendar year 2013 (estimated). Financial data for the selected companies was based on publicly available consensus research analysts’ estimates, public filings and other publicly available information.

The selected companies and calculated multiples for each of the selected companies is below:

Company	TEV/LTM EBITDA	TEV/2013E EBITDA	2013E P/E
Selected Restaurants
Biglari Holdings, Inc.	6.4x	NA	15.9x
Buffalo Wild Wings, Inc.	8.1x	7.1x	20.5x
Einstein Noah Restaurant Group, Inc.	6.2x	6.0x	14.7x
Fiesta Restaurant Group, Inc.	10.1x	8.0x	20.9x
Jamba, Inc.	10.7x	7.3x	26.1x
Krispy Kreme Doughnuts, Inc.	11.7x	10.6x	16.5x

Other Restaurants
Starbucks Corporation	15.6x	12.4x	23.2x
Panera Bread Co.	12.3x	10.6x	22.5x

The median multiples for the six Selected Restaurants were 9.1x and 7.3x for LTM EBITDA and 2013E EBITDA respectively, and 18.5x for 2013E P/E. Moelis then applied ranges of selected multiples derived from the six Selected Restaurants of 8.0x to 10.0x in the case of LTM EBITDA, 6.5x to 8.5x in the case of 2013E EBITDA and 18.0x to 22.0x in the case of 2013E P/E to corresponding financial data of the Company. Financial data for the Company was based on financial forecasts and other information and data provided by the Company’s management; analysis based upon Company Adjusted EBITDA (defined as EBITDA, as determined by the Company and set forth under the section “Financial Projections,” plus stock-based compensation expense and pre-opening expense).

This analysis indicated the following implied per Share reference ranges for the Company, as compared to the $16.00 per Share consideration:

Metric	Implied Merger Consideration Per Share
TEV / LTM EBITDA	$12.27 - $15.00
TEV / 2013E EBITDA	$11.61 - $14.77
2013E P/E	$9.70 - $11.85

Moelis also highlighted, but for purposes of the analysis, excluded, the two Other Restaurants noted above due to various financial and operating characteristics including, but not limited to, number of restaurants, geographic footprint and market capitalization.

Selected Precedent Transactions Analysis. Moelis reviewed selected financial information of the selected transactions in the restaurant industry announced between April 1, 2010 and November 14, 2012 listed below and compared this financial information with that of the Transaction.

Moelis reviewed, among other things, announced transaction values of the selected transactions as a multiple, to the extent information was publicly available, of estimated EBITDA for the latest 12 months. Financial data for the relevant transaction was based on publicly available information at the time of announcement of the relevant transaction.

The selected precedent transactions and financial information and calculated multiples for each of the selected precedent transactions is below:

Date Announced	Target	Acquirer	Transaction Size (mm)	TEV/LTM EBITDA
11/14/12	Teavana Holdings, Inc.	Starbucks Corporation	$622	17.4x
07/23/12	Peet’s Coffee & Tea, Inc.	JAB Holdings BV, BDT Capital Partners, LLC	$977	22.3x
05/01/12	PF Chang’s China Bistro, Inc.	Centerbridge Capital Partners	$1,056	8.3x
04/04/12	Burger King Worldwide, Inc.	Justice Holdings Ltd.	$7,084	12.1x
02/05/12	O’Charley’s, Inc.	Fidelity National Financial, Inc.	$202	6.5x
12/23/11	First Watch Restaurants, Inc.	Freeman Spogli & Co.	NA	NA
12/16/11	Morton’s Restaurant Group, Inc.	Tilman J. Fertitta	$189	7.0x
06/13/11	Arby’s Restaurant Group, Inc.	Roark Capital Group	$350	6.7x
05/25/11	California Pizza Kitchen, Inc.	Golden Gate Capital	$436	6.6x
01/24/11	Hooters of America, Inc.	Chanticleer Holdings, Inc.	NA	NA
12/28/10	Noodles & Company	Catterton Partners Corporation	NA	NA
11/16/10	Rock Bottom Restaurants, Inc.	Centerbridge Partners, L.P.	NA	NA
11/08/10	Bubba Gump Shrimp Company Restaurants, Inc.	Landry’s Restaurants, Inc.	$113	6.1x
09/02/10	Burger King Worldwide, Inc.	3G Capital Management, LLC	$3,983	9.0x
05/09/10	Rubio’s Restaurants, Inc.	Mill Road Capital, L.P.	$79	6.6x
05/03/10	Dave & Buster’s, Inc.	Oak Hill Capital Partners	$570	6.9x
04/20/10	CKE Restaurants, Inc.	Apollo Capital Management Group, L.P.	$1,063	6.6x
04/12/10	Wingstop Restaurants, Inc.	Roark Capital Group	NA	NA
04/01/10	Papa Murphy’s International, LLC	Lee Equity Partners LLC	NA	NA

The mean and median multiples for the selected transactions were 7.5x and 6.7x, respectively, excluding the Teavana Holdings, Inc. and Peet’s Coffee & Tea, Inc. transactions, which were excluded due to the meaningful differences in wholesale/retail operating attributes of those respective businesses as compared to the Company. Moelis then applied a ranges of selected multiples derived from the selected transactions of 7.5x to 9.5x to the Company’s Adjusted EBITDA for the last twelve months.

This analysis indicated the following implied per share reference ranges for the Company, as compared to the $16.00 per Share consideration:

Metric	Implied Merger Consideration Per Share
TEV / LTM EBITDA	$11.58 - $14.32

Discounted Cash Flow Analysis. Moelis performed a discounted cash flow analysis of the Company using financial forecasts and other information and data provided by the Company’s management to calculate the present value of the estimated future unlevered free cash flows projected to be generated by the Company. In performing the discounted cash flow analysis of the Company, Moelis utilized a range of discount rates of 10.5% to 11.5% to calculate estimated present values as of December 31, 2012 of (i) the Company’s estimated after-tax unlevered free cash flows for January 1, 2013 through December 31, 2016, and (ii) estimated terminal values derived by applying a range of multiples of 8.0x to 9.0x to the Company’s terminal year Adjusted EBITDA. The range of discount rates used by Moelis was based on the average weighted cost of capital of the Company.

This analysis indicated the following implied per share reference range for the Company, as compared to the $16.00 per Share consideration:

Implied Merger Consideration Per Share
$14.58 - $16.58

Other Information. Moelis also noted for the Company’s Board certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things:

•

the historical trading prices for the Shares during the 52-week period ended December 14, 2012, which reflected low and high closing stock prices during such period ranging from $10.24 to $18.64 per Share; and

•

the historical trading prices for the Shares for the period from May 3, 2012 ending December 14, 2012, to capture trading performance following the downward revision of guidance pertaining to the Company’s business relationship with Green Mountain Coffee Roasters, Inc., which reflected low and high closing stock prices during such period ranging from $10.24 to $14.71 per Share.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to the Company or the Transaction. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The Consideration was determined through arms’ length negotiations between the Company and Parent and was approved by the Company’s Board. Moelis did not recommend any specific consideration to the Company or the Company’s Board or that any specific amount or type of consideration constituted the only appropriate consideration for the Transaction.

Moelis acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, currently estimated to be approximately $4.3 million in the aggregate, $1.1 million of which became payable in connection with the delivery of its opinion, regardless of the conclusion reached therein, and the remainder of which is contingent upon completion of the Transaction. In addition, the Company has agreed to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Moelis’ affiliates, employees, officers and partners may at any time own securities of the Company and JAB or its affiliates. Moelis has provided investment banking and other services to the Company and affiliates of JAB unrelated to the Transaction and currently and in the future may provide such services to JAB or its affiliates and has received and may receive compensation for such services. In the past two years prior to the date of Moelis’ opinion, Moelis acted as financial advisor to the Company on a potential acquisition of a business, which acquisition was not completed and for which engagement Moelis did not receive any fees. Moelis also acted as financial advisor to Coty, Inc., an affiliate of JAB, on its acquisition of OPI Products, Inc., a transaction that closed in December 2010. This affiliate paid Moelis a fee for this engagement equal to less than two times the fee to be paid to Moelis in connection with the consummation of the Transaction.

The Company’s Board selected Moelis as the Company’s financial advisor in connection with the Transaction because Moelis has substantial experience in similar transactions and familiarity with the Company. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Forward-Looking Statements

This Statement contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this Statement include statements regarding the anticipated benefits of the transactions contemplated by the Merger Agreement; statements regarding the expected timing of the completion of the transactions; statements regarding the number of Shares that will be tendered in the Offer; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. All forward-looking statements are based on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the Offer, including uncertainties as to the timing of the Offer and Merger, uncertainties as to how many of the Company’s shareholders will tender their Shares in the Offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transactions may not be satisfied or waived. Other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in the Company’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of the Company’s filings with the SEC may be obtained at the “Investors” section of the Company’s website at www.cariboucoffee.com. The information on the Company’s website should not be considered a part of this Statement. Except as required by law, the Company undertakes no obligation to update any forward-looking statement to reflect subsequent events or circumstances.

Item 9. Exhibits

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated December 21, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(2)(A)	Letter from Gary Graves, Non-Executive Chairman of the Company, to shareholders of the Company, dated December 21, 2012.*

(a)(5)(A)	Joint press release issued by the Company and JAB, dated December 17, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2012).

(a)(5)(B)	Opinion of Moelis & Company LLC, dated December 16, 2012 (attached hereto as Annex II).*

(a)(5)(C)	Summary Advertisement, published December 21, 2012 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(D)	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012 (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(E)	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012 (incorporated by reference to Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(F)	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012 (incorporated by reference to Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

Exhibit No.	Document

(d)(1)	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012).

(d)(2)	Confidentiality Agreement, dated December 7, 2012, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(e)(1)	2001 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(2)	Amendment No. 1 to the 2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(3)	Form of Stock Option Grant and Agreement under 2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(4)	Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed March 27, 2012 (File No. 333-126691)).

(e)(5)	Form of Stock Option Grant and Agreement under Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed March 25, 2011 (File No. 000-51535)).

(e)(6)	Form of Restricted Stock Award and Agreement under Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed March 25, 2011 (File No. 000-51535)).

(e)(7)	Form of Directors and Officers Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended January 1, 2006 (File No. 000-51535)).

(e)(8)	Employment Agreement with Michael J. Tattersfield, dated August 1, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 4, 2008 (File No. 000-51535)).

(e)(9)	Employment Agreement with Timothy J. Hennessy, dated September 9, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed September 9, 2008 (File No. 000-51535)).

(e)(10)	Caribou Coffee Company, Inc. 2012 Severance Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 17, 2012 (File No. 000-51535)).

(e)(11)	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by the Company on March 25, 2011 (File No. 000-51535)).

(e)(12)	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed by the Company on March 25, 2011 (File No. 000-51535)).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARIBOU COFFEE COMPANY, INC.

/s/ Dan E. Lee
Name: Dan E. Lee Title: S.V.P., General Counsel and Secretary Date: December 21, 2012

ANNEX I

CARIBOU COFFEE COMPANY, INC.

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

This Information Statement is being mailed on or about December 21, 2012 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.01 par value (the “Shares” or the “Common Stock”), of Caribou Coffee Company, Inc., a Minnesota corporation (the “Company,” “Caribou,” “we,” “our,” or “us”). Capitalized terms used in this Information Statement and not otherwise defined herein have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by JAB Beech Inc. (“JAB”), and its affiliates, to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of December 16, 2012 (the “Merger Agreement”), by and among the Company, JAB and Pine Merger Sub, Inc., a Minnesota corporation and wholly-owned subsidiary of JAB (“Purchaser”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on December 21, 2012, Purchaser commenced a cash tender offer to purchase any and all outstanding Shares at a price of $16.00 per Share, net to the seller in cash, without interest and less any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to shareholders of the Company along with this Information Statement and are filed as exhibits to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Purchaser and JAB with the Securities and Exchange Commission (the “SEC”) on December 21, 2012. The Offer is scheduled to expire at 12:00 midnight, New York City Time, at the end of Tuesday, January 22, 2013 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Purchaser will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on December 21, 2012, and which is being mailed to shareholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning JAB, Purchaser and the Designees (as defined below) has been furnished to the Company by Purchaser and JAB, and the Company assumes no responsibility for the accuracy or completeness of such information.

General Information

Common Stock is the Company’s only type of security entitled to vote at a meeting of the Company’s shareholders. As of December 16, 2012, 20,335,083 Shares were outstanding. Each Share entitles the holder thereof to one vote.

Background Information

On December 16, 2012, the Company entered into the Merger Agreement with JAB and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate the Merger under the Minnesota Business Corporation Act (the “MBCA”) in which any remaining Shares of the Company not validly tendered pursuant to the Offer (other than any (i) Shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent, (ii) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) Shares held by the Company shareholders who properly demand and perfect dissenters’ rights under Minnesota law) will be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price, without interest and subject to required withholding taxes, on the terms and subject to the conditions set forth in the Merger Agreement. Upon consummation of the proposed Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company continuing as the surviving corporation.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

Directors Designated by Purchaser

Right to Designate Directors

The Merger Agreement provides that, effective upon the date and time at which Purchaser first accepts Shares for payment (the “Acceptance Time”) and from time to time thereafter (so long as Parent and Purchaser beneficially own a majority of the outstanding Shares), Purchaser will be entitled to elect or designate to the board of directors of the Company the number of directors, rounded up to the next whole number, equal to the product of (1) the total number of directors on the board of directors of the Company (giving effect to the directors elected or designated by Purchaser) and (2) the percentage of the outstanding Shares (determined on a fully-diluted basis) then beneficially owned by Parent and Purchaser and the Company will use reasonable best efforts to (i) to the fullest extent permitted by law and NASDAQ rules, elect or appoint Purchaser’s designees to the board of directors of the Company, including by increasing the size of the board of directors of the Company and/or securing the resignations of its incumbent directors and (ii) cause the directors so appointed by Purchaser to constitute the same percentage (rounded up to the nearest whole number) of the members of each committee of the board of directors of the Company as such directors represent on the board of directors of the Company. Notwithstanding such provisions, at all times prior to the Effective Time of the Merger, at least two members of the board of directors of the Company shall be individuals who were directors of the Company on the date of the Merger Agreement (“Existing Directors”).

The Merger Agreement provides that prior to the Effective Time of the Merger when Purchaser’s designees constitute a majority of the board of directors of the Company, the approval of the Existing Directors will be required to: (i) amend, modify or terminate the Merger Agreement or on behalf of the Company, (ii) exercise or waive any of the Company rights or remedies under the Merger Agreement, (iii) extend the time for the performance of any of the obligations of Parent or Purchaser under the Merger Agreement or (iv) enforce any obligation of Parent or Purchaser under the Merger Agreement.

Director Designees

At the Effective Time, the directors of the Purchaser will become the directors of the Company. The following table, prepared with information furnished to the Company by Purchaser and JAB, sets forth the name, age of the individual as of December 16, 2012, citizenship, present principal occupation with JAB or its affiliates and employment history during the past five years of each prospective Designee. JAB and Purchaser have informed the Company that each individual has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address and telephone number of each such individual is c/o JAB, 2200 Pennsylvania Avenue NW, Washington, DC 20037, telephone number (202) 502-5838.

JAB and Purchaser have each advised the Company that, to its respective knowledge, none of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding (other than traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities with respect to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

None of the individuals listed below is currently a director of, or holds any position with, the Company. JAB and Purchaser have each advised the Company that, to its respective knowledge, except as disclosed in the Offer to Purchase, none of the individuals listed below beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. JAB and Purchaser have each advised the Company that, to its respective knowledge, none of the individuals listed below has any family relationship with any current director, executive officer, or key employee of the Company.

Name, Age and Position with JAB	Citizenship	Business Address	Present Principal Occupation or Employment and Employment History

Olivier Goudet, 48, CEO of the Joh. A. Benckiser Group	France	2200 Pennsylvania Avenue NW, Washington D.C., 20037

Olivier Goudet is the Chief Executive Officer of the Joh. A. Benckiser Group, a position he has held since June 2012. He started his professional career in 1990 at Mars Incorporated, serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions. In 1998, he returned to Mars, where he later became Chief Financial Officer in 2004. In 2008, his role was broadened and he was appointed Executive Vice President and CFO. In June 2012, he became an Advisor to the Board of Mars Incorporated. Olivier Goudet is also a member of the board of directors of Anheuser-Busch InBev SA/NV and serves as the chairman of that company’s audit committee.

David Bell, 41, Director and Vice President of Purchaser and JAB	United States	2200 Pennsylvania Avenue NW, Washington D.C., 20037	David Bell is Head of M&A of the Joh. A. Benckiser Group, a position he has held since February 2012. Mr. Bell is Vice President and Director of Purchaser and Vice President and Director of Parent. Prior to joining the Group, Mr. Bell worked in Corporate Development at Mars Incorporated since 2008. Prior to joining Mars Incorporated, Mr. Bell was Vice President, Investment Banking Consumer/Retail Industry Group at Goldman Sachs.

Name, Age and Position with JAB	Citizenship	Business Address	Present Principal Occupation or Employment and Employment History

Axel Bhat, 47, Director and Treasurer of Purchaser, Director of JAB	France	2200 Pennsylvania Avenue NW, Washington D.C., 20037	Axel Bhat is Chief Financial Officer of the Joh. A. Benckiser Group, a position he has held since April 2012. Mr. Bhat is Director and Treasurer of Purchaser and Director of Parent. Before joining the Group, Mr. Bhat was Chief Financial Officer at Arc International since 2005.

Markus Hopmann, 51, Treasurer of JAB	Germany	Rooseveltplatz 4-5/Top 10 1090 Vienna Wien Austria	Markus Hopmann is Head of Finance and Treasury of the Joh. A. Benckiser Group, a position he has held since January 2012, and Treasurer of Parent. Mr. Hopmann joined the Group in 2007 as CFO of the ultimate holding companies of the Group, a position he still holds. Prior to joining the Group in 2007, Mr. Hopmann worked as a self-employed financial consultant in Frankfurt, Germany.

Anna Magdalena Wetzel-Kamenetzky, 37, Head of Business Development at the Joh. A. Benckiser Group	Germany	2200 Pennsylvania Avenue NW, Washington D.C., 20037	Anna-Lena Wetzel-Kamenetzky is Head of Business Development of the Joh. A. Benckiser Group, a position she has held since September 2012. Ms. Wetzel-Kamenetzky was previously Managing Director at RHJ International beginning in October 2007 and has more than 10 years of financial services and investment banking experience.

Joachim Creus, 36, Director, President and Secretary of Purchaser, Director and President of JAB	Belgium	26 Boulevard Royal L-2449 Luxembourg	Joachim Creus is General Counsel and Head of Tax of the Joh. A. Benckiser Group, a position he has held since January 2012. Mr. Creus joined the Group in 2010 as Head of Tax. Mr. Creus is Director, President and Secretary of Purchaser and President and Director of Parent. Prior to joining the Group, Mr. Creus was Tax Director at Siemens AG beginning in 2007.

Kelly Darin Rainko, 35, Principal, BDT Capital Partners	United States	401 N. Michigan Ave, Suite 3100, Chicago, IL 60611	Kelly Darin Rainko is a Principal at BDT Capital Partners, a position she has held since 2009. Prior to joining BDT Capital Partners, Ms. Rainko was a Vice President in the Investment Banking Division at Goldman Sachs. Ms. Rainko is on the board of directors of Weber-Stephen Products.

Genevieve Hovde, 27, Vice President, BDT Capital Partners	United States	401 N. Michigan Ave, Suite 3100, Chicago, IL 60611	Genevieve Hovde is a Vice President of BDT Capital Partners, a position she has held since 2010. Prior to joining BDT Capital Partners, Genevieve worked in J.P. Morgan’s Investment Banking Coverage division.

Information Concerning the Company’s Directors and Officers

Directors

The following discussion sets forth certain information about the individuals serving as the Company’s directors as of December 16, 2012.

Current Directors

Kip R. Caffey, age 57, has served as a director since October 2005. Mr. Caffey is the Managing Partner of Cary Street Partners, LLC, an investment banking and wealth management firm, where he has been a partner since July 2004. From July 1999 to March 2004, Mr. Caffey was employed by SunTrust Robinson Humphrey and its predecessor firm, The Robinson-Humphrey Company, Inc., where he was Senior Managing Director and co-head of Investment Banking.

Expertise and Qualifications: Among many qualifications, Mr. Caffey brings significant expertise in working with small and mid-cap companies as a result of nearly 30 years as an investment banker. In addition, he has general management expertise from running a complex investment banking and wealth management company. His experience includes matters relating to strategy, public markets, finance, accounting and general management.

Sarah Palisi Chapin, age 50, has served as a director since August 2007. Since March 2009 she has been the Chief Executive Officer of Hail Merry Snacks, a manufacturer and marketer of raw, vegan and gluten-free snacks. Ms. Palisi Chapin was a founding partner in The Chain Gang, a restaurant investment consultancy and advisory practice, from December 2004 to January 2009. From 1995 to 2003, Ms. Palisi Chapin was Chief Executive Officer of Enersyst Development Center, a research and development, intellectual property, food and technology incubator, and from 2002 to 2003 Ms. Palisi Chapin served as its Chair. She currently serves on the board of directors of Hail Merry Snacks and PrimeSource Foodservice Equipment, a global restaurant equipment distribution company.

Expertise and Qualifications: Among many qualifications, Ms. Palisi Chapin brings significant expertise as a result of many years in the restaurant industry with a wide variety of organizations such as Hail Merry Snacks, The Chain Gang, Prime Source Foodservice Equipment, Grand Metropolitan and PepsiCo, Inc. Her experience includes matters relating to strategy, franchising, supply chain, innovation, product development, commercial foodservice, international brand strategy and development, technology, marketing, manufacturing and customer relationship management. In addition, Ms. Palisi Chapin is influenced by her experience outside the restaurant industry with organizations such as Enersyst Development Center.

Wallace B. Doolin, age 66, has served as a director since October 2005. Mr. Doolin is the founder and Chairman of Black Box Intelligence, a restaurant industry business intelligence company, since January 2009 and is the Chairman of ESP Systems a hospitality technology company since June 2008. Mr. Doolin was the Chairman of the Board of Directors of Buca, Inc., an owner and operator of full service restaurants, from November 2004 to September 2008. Mr. Doolin is also the former Chief Executive Officer and President of Buca, Inc. From May 2002 to October 2004, Mr. Doolin was Chief Executive Officer, President and a board member of La Madeleine de Corps, Inc., a French restaurant and bakery company. From 1989 to 2002, Mr. Doolin served in various positions including CEO/ President of TGI Friday’s and Carlson Restaurants Worldwide.

Expertise and Qualifications: Among many qualifications, Mr. Doolin brings significant general management and restaurant industry expertise as a result of successfully managing several other organizations such as Buca, Inc., La Madeleine de Corps, Inc. and TGI Fridays, Inc. His experience includes matters relating to strategy, innovation, technology, marketing, manufacturing, customer relationship management as well as transformational change. In addition, his perspectives are influenced by serving on the boards of other public and private organizations.

Gary A. Graves, age 53, has served as our Non-Executive Chairman since November 2007 and as a director since August 2007. Since November 2008, he has been an independent consultant with Huntley, Mullaney, Spargo & Sullivan, a real estate restructuring company. From February 2007 to November 2008, Mr. Graves was the Chief Executive Officer of American Laser Centers, Inc. From August 2002 to January 2007, Mr. Graves served as President and Chief Executive Officer for La Petite Academy, a preschool educational facility.

Expertise and Qualifications: Among many qualifications, Mr. Graves brings significant general management expertise as a result of successfully operating enterprises in a variety of industries such as American Laser Centers, Inc. and La Petite Academy. In addition, he has substantial management and industry experience from his roles with Boston Market Corporation and PepsiCo, Inc. as well as having been a consultant with McKinsey and Company. His experience includes matters relating to strategy, innovation, marketing, real estate, customer relationship management as well as transformational change.

Charles H. Ogburn, age 57, has served as a director since January 2003. Mr. Ogburn was an Executive Director of Arcapita Bank B.S.C. (c), a global investment bank, from March 2001 until July 2010. Prior to joining Arcapita, Mr. Ogburn spent more than 15 years at the investment banking firm of The Robinson-Humphrey Company, Inc., most recently as Senior Managing Director and co-head of Investment Banking. Mr. Ogburn currently serves on the Board of Directors of Crawford & Company, an insurance claims management and related services provider, and The Cook & Bynum Fund, a publicly listed equity mutual fund.

Expertise and Qualifications: Among many qualifications, Mr. Ogburn brings significant private equity investment banking, legal and general management expertise as a result of many years in the investment banking industry as well as in private legal practice. In addition, his experience and perspectives are informed by his years of experience overseeing and advising the management of Arcapita, Inc.’s portfolio companies in a variety of industries, including communications, health care, manufacturing, retail and restaurants.

Philip H. Sanford, age 59, has served as a director since April, 2009. Since August of 2010 Mr. Sanford has served as the President and Chief Executive Officer of Jackson Hewitt Tax Service Inc., a tax return preparation and electronic filing services company. From January 2009 to December 2009, Mr. Sanford was the President and Chief Operating Officer of Value Place, LLC, an extended stay hotel chain. From August 2003 to present, Mr. Sanford has been the Principal of Port Royal Holdings, LLC, a private equity firm. From July 1997 to August 2003, he was the Chairman and Chief Executive Officer of The Krystal Company, an owner, operator and franchisor of quick-service restaurants. Mr. Sanford was the Chairman of the Compensation Committee and Lead Director of Chattem, Inc., a publicly traded marketer and manufacturer of over-the-counter healthcare products, toiletries and dietary supplements, from 1998 until the sale of the company in March 2010.

Expertise and Qualifications: Among many qualifications, Mr. Sanford brings significant general management expertise as a result of his significant management roles in a variety of other organizations in the hospitality, quick-service restaurant and healthcare products industries such as Value Place, LLC, The Krystal Company and Chattem, Inc. His experience includes matters relating to strategy, innovation, finance, marketing, manufacturing and customer relationship management. In addition, Mr. Sanford has significant experience on public company boards from service as the Chairman of The Krystal Company and the Chairman of the Compensation Committee and the Lead Director of Chattem, Inc.

Michael J. Tattersfield, age 47, has served as a director since April 2009. Mr. Tattersfield has also served as the President and Chief Executive Officer of the Company since August 2008. From 2006 to 2008, Mr. Tattersfield served as Chief Operating Offer and Executive Vice President of lululemon athletica, a yoga-inspired athletic apparel company based in Vancouver, British Columbia. From 2005 to 2006, Mr. Tattersfield served as Vice President Store Operations for The Limited Brands, Inc., and operator of specialty stores that sell apparel, personal care, beauty and lingerie products. From 2003 to 2005, Mr. Tattersfield was President of A&W All American Food Restaurants of Yum! Brands, Inc. a quick-service restaurant company, and from 1992 to 2002, Mr. Tattersfield served in various positions for Yum! Brands, Inc.

Expertise and Qualifications: Among many qualifications, Mr. Tattersfield brings significant general management expertise as a result of his significant management roles in a variety of organizations in the retail and restaurant industries such as lululemon athletica, The Limited Brands and YUM! Brands. His experience includes matters relating to strategy, finance, accounting, innovation, marketing, real estate, franchising and customer relationship management. In addition, his perspectives are influenced by years in direct management as well as serving on the board of another company.

Executive Officers

The executive officers of the Company who are not Directors, as of December 16, 2012, are as follows:

Name	Age	Position
Timothy J. Hennessy	51	Chief Financial Officer
Alfredo V. Martel	47	Senior Vice President of Marketing
Dan E. Lee	56	Senior Vice President, General Counsel and Secretary
Karen E. McBride-Raffel	47	Senior Vice President of Human Resources
Leigh Anne Snider	50	Senior Vice President of Retail Operations

Timothy J. Hennessy has served as our Chief Financial Officer since September 2008. Previously, Mr. Hennessy was with Carlson Wagonlit Travel (“Carlson Wagonlit”), a European-based leading travel management company, where he served as Chief Financial Officer and Executive Vice President from January 2001 to August 2007, Chief Financial Officer of America and Vice President from June 1999 to December 2000 and Group Controller from 1997 to 1999. Prior to joining Carlson Wagonlit, Mr. Hennessy served as Director of Acquisitions and Strategic Planning for Carlson Companies, Inc. (“Carlson”), a large private company providing travel, hotel, restaurant, cruise and marketing services directly to consumers, corporations and government entities, from 1994 to 1996. Prior to joining Carlson, Mr. Hennessy was with Deloitte & Touche LLP, an audit, consulting, financial advisory, risk management and tax services firm, from 1983 to 1992.

Alfredo V. Martel has served as our Senior Vice President of Marketing since October 2008 and has responsibility for our brand and product strategy and marketing activities. Previously, Mr. Martel was employed by KFC USA, Yum! Brands where he held a variety of marketing positions and was most recently the Director of Field and Multicultural Marketing from April 2004 until October 2008. Mr. Martel has experience in sales and marketing with various consumer packaged goods companies such as Clairol and The Andrew Jergens Co.

Dan E. Lee has served as our General Counsel, Vice President and Secretary since August 2005 and Senior Vice President since November 2009. Prior to joining the Company, Mr. Lee served as an attorney for MoneyGram International, Inc., a global payment services company, from April 2005 to July 2005. From 1988 to 2004, Mr. Lee worked with Carlson. From 2003 to 2004, he was Executive Vice President, Program Manager and Associate General Counsel for CW Government Travel, a part of the travel operations of Carlson responsible for soliciting and managing travel for U.S. government departments. From 1988 to 2003, he was Associate General Counsel and Assistant Secretary for Carlson.

Karen E. McBride-Raffel has served as our Senior Vice President of Human Resources since March 2012 and as our Vice President of Human Resources from June 2003 through February 2012. Prior to that time she held various other positions with us since joining us in 1995, including Senior Director of Field Human Resources, Human Resource Manager and Director of Human Resources.

Leigh Anne Snider has served as our Senior Vice President of Retail Operations since July 2012. Before joining the Company, she was most recently the Chief Operating Officer for Long John Silver’s and A&W Restaurants at YUM! Brands. After joining YUM! Brands in 1995, she held numerous operational roles, including vice president of Global Restaurant Excellence charged with managing all domestic operations across YUM!’s family of brands.

Corporate Governance

Affirmative Determinations Regarding Director Independence and Other Matters

The Board has determined that Kip R. Caffey, Wallace B. Doolin, Gary A. Graves, Charles H. Ogburn, Sarah Palisi Chapin and Philip H. Sanford are “independent directors” as defined under the applicable NASDAQ Global Market (“NASDAQ”) rules. The Board determined that Mr. Ogburn’s former affiliation with Arcapita, Inc. did not prevent it from reaching a determination that Mr. Ogburn is now an independent director based on his July 2010 retirement and the fact that Arcapita is no longer our controlling shareholder. Mr. Tattersfield, our President and Chief Executive Officer, is not an independent director.

In this Information Statement the directors who have been affirmatively determined by the Board to be “independent directors” under this rule are referred to individually as an “Independent Director” and collectively as the “Independent Directors.”

The Board has also determined that each member of the three committees of the Board meets the independence requirements applicable to those committees prescribed by NASDAQ and the Securities and Exchange Commission (“SEC”). The Board has further determined that Mr. Caffey is an “audit committee financial expert” as such term is defined by SEC rules.

Board Committees

During fiscal 2011, the Board had three standing committees: the Compensation Committee, the Audit Committee and the Nominating and Corporate Governance Committee. Committee and committee chair assignments are made annually by the Board at its meeting immediately following the Annual Meeting of Shareholders. Each of these committees operates pursuant to a written charter, which are available in the “Investors” section of our website under the heading “Corporate Governance”. The current composition of each Board committee is as follows.

Audit	Compensation	Nominating and Corporate Governance
Kip R. Caffey (Chair)	Sarah Palisi Chapin (Chair)	Philip H. Sanford (Chair)
Wallace B. Doolin	Kip R. Caffey	Sarah Palisi Chapin
Gary A. Graves	Wallace B. Doolin	Gary A. Graves
Charles H. Ogburn	Philip H. Sanford	Charles H. Ogburn

Board and Committee Meetings; Attendance of Board Members at Annual Meeting of Shareholders

During fiscal 2011, the Board held five meetings, the Audit Committee held six meetings, the Compensation Committee held five meetings and the Nominating and Corporate Governance Committee held two meetings. Each director attended at least 85% of the meetings of the Board of Directors and the meetings of each committee on which the director served during fiscal 2011. We have not adopted a formal policy regarding Board members’ attendance at Annual Meetings; however, all Board members attended the 2011 Annual Meeting.

The Responsibilities and Duties of the Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee is to assist the Board in fulfilling its responsibilities relating to:

•	identification of individuals qualified to become Board members and recommendation of director nominees to the Board prior to each annual meeting of shareholders;

•	recommendation of nominees for committees of the Board; and

•	matters concerning corporate governance practices.

To carry out its nominating function, the Nominating and Corporate Governance Committee has the following responsibilities and duties:

•	Retain, as deemed necessary, any search firm to be used to identify director candidates. The committee has sole authority to select such search firm and approve its fees and other retention terms.

•	Determine desired board skills and attributes. The committee shall consider personal and professional integrity, ability and judgment and such other factors deemed appropriate.

•	Actively seek individuals whose skills and attributes reflect those desired and evaluate and propose nominees for election to the Board.

•	Review the slate of directors who are to be re-nominated to determine whether they are meeting the Board’s expectations of them.

•	Make recommendations to the full Board for appointments to fill vacancies of any unexpired term on the Board.

•	Annually recommend to the Board nominees for submission to shareholders for approval at the time of the annual meeting of shareholders.

•	Annually review committee chairs and membership and recommend any changes to the full Board.

The Nominating and Corporate Governance Committee has not adopted a specific policy regarding the consideration of shareholder director nominees, but its general policy is to welcome future nominees recommended by shareholders. Shareholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to our Board may do so by submitting a written recommendation to Caribou Coffee Company, Inc., 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota 55429, Attention: Secretary. Submissions must include sufficient biographical information concerning the recommended individual, including age, five-year employment history with employer names and a description of the employer’s business, whether such individual can read and understand basic financial statements and board memberships (if any) for the Committee to consider. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates nominees based on whether or not the nominee was recommended by a shareholder.

The Nominating and Corporate Governance Committee uses a variety of sources in order to identify new candidates. New candidates may be identified through recommendations from independent directors or members of management, search firms, discussions with other persons who may know of suitable candidates to serve on the Board and shareholder recommendations. Evaluations of prospective candidates typically include a review of the candidate’s background and qualifications by the Nominating and Corporate Governance Committee, interviews with the Nominating and Corporate Governance Committee as a whole, one or more members of the Nominating and Corporate Governance Committee, or one or more other Board members, and discussions of the Nominating and Corporate Governance Committee and the full Board. The Nominating and Corporate Governance Committee then recommends candidates to the full Board, with the full Board selecting the candidates to be nominated for election by the shareholders or to be elected by the Board to fill a vacancy.

Board Leadership Structure

Since November 2007, we have separated the role of President and Chief Executive Officer from the role of Chairman of the Board, and Mr. Graves has served as our Non-Executive Chairman of the Board. We believe this current board leadership structure is best for our Company and our shareholders.

The President and Chief Executive Officer is responsible for the day-to-day leadership and management of the Company, and the Non-Executive Chairman’s responsibility is to provide oversight, direction and leadership of the Board, such as the following:

•	facilitating communication among the directors and the flow of information between our management and directors on a regular basis;

•	setting Board meeting agendas in consultation with the President and Chief Executive Officer;

•	presiding at Board meetings, Board executive sessions and shareholder meetings; and

•	providing input to the Board’s annual self-evaluation and committee composition and leadership.

We believe having a Non-Executive Chairman provides strong leadership for our Board, while also positioning our Chief Executive Officer as the leader of the Company in the eyes of our business partners, employees, shareholders and other stakeholders.

Board’s Role in Risk Oversight

Our Board is responsible for overseeing our risk management. The Board delegates some of its risk oversight role to the Audit Committee. Under its charter, the Audit Committee is responsible for discussing with management our exposure to risk and major financial risk exposures. The Audit Committee oversees our corporate compliance programs, as well as the internal audit function. In addition to the Audit Committee’s work in overseeing risk management, our full Board regularly engages in discussions of the most significant risks that the Company is facing and how these risks are being managed, and the Board receives reports on risk management from senior officers of the Company and from the Chairman of the Audit Committee, as well as from outside advisors. The Board believes that the work undertaken by the Audit Committee, together with the work of the full Board and management, enables the Board to effectively oversee the Company’s risk management function.

Corporate Governance Materials

The following materials related to our corporate governance are available publicly on our website at www.cariboucoffee.com/aboutus/investorrelations.asp under Corporate Governance:

•	Audit Committee Charter

•	Compensation Committee Charter

•	Nominating and Corporate Governance Committee Charter

•	Code of Business Conduct and Ethics

Copies may also be obtained, free of charge, by writing to: Senior Vice President, General Counsel and Secretary, Caribou Coffee Company, Inc., 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota, 55429. Please specify which documents you would like to receive.

Shareholder Communications with Our Board

Shareholders wishing to communicate with the Board, any of its committees, or one or more individual directors should send written communications to: Caribou Coffee Company, Inc., 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota 55429, Attention: Secretary. Written correspondence will be forwarded to the appropriate directors. Communications to individual directors may also be made to such director at our company’s address. All communications sent to the chair of the Audit Committee or to any individual director will be received directly by such individuals and will not be screened or reviewed by any company personnel. Any communications sent to the Board in care of the Secretary will be reviewed by him to ensure that such communications relate to the business of our company or our subsidiaries before being reviewed by the Board.

Compensation of Non-Employee Directors

Our directors who are not our employees receive compensation for serving on the Board. We provide the non-employee directors $30,000 per member in cash consideration annually for serving on our Board and an additional $3,000 per member for serving as a chairperson on any chartered standing committees of our Board, except for the Chairman of the Audit Committee who receives $6,000 annually. Members of the board who serve on chartered standing committees of the Board receive $750 per meeting in which they participate as an official voting committee member. In addition, under our Amended and Restated 2005 Equity Incentive Plan (the “2005 Plan”), each non-employee director receives an initial restricted stock grant immediately after joining the Board of 2,500 shares that vests in full on the first anniversary of the date of grant. In fiscal 2011, under the 2005 Plan, each non-employee director was granted 5,000 shares of restricted stock that vests on the first anniversary of the date of grant. We have agreed to reimburse all of our directors for reasonable expenses incurred in connection with their duties as directors.

In February 2012, the following changes were made to the annual compensation of our non-employee directors.

•	The annual cash consideration for serving as chairperson of the Audit Committee, Compensation Committee and Nominations and Governance Committee became $10,000, $7,500 and $5,000, respectively.

•

Each non-employee director will receive annually the equivalent of $50,000 in restricted shares of Company stock subject to a one-year vesting period, priced as of the date of such restricted stock award’s five-day average following the first quarter earnings release.

The table below sets forth, for each non-employee director that served during fiscal 2011, the amount of compensation paid for his or her service. Mr. Tattersfield, our President and Chief Executive Officer, receives no compensation for his service as a director. His compensation is set forth under “Executive Compensation” below.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
Kip R. Caffey	39,750	45,700	85,450
Sarah Palisi Chapin	34,500	45,700	80,200
Wallace B. Doolin	38,250	45,700	83,950
E. Stockton Croft IV(3)	—	—	—
Gary A. Graves	30,750	45,700	76,450
Kevin J. Keough(3)	—	—	—
Charles H. Ogburn	26,250	45,700	71,950
Philip H. Sanford	36,000	45,700	81,700

(1)	The amount shown represents the grant date fair value of restricted stock granted during the year calculated as the closing price of our common stock on the date of grant, in accordance with FASB ASC Topic 718.
(2)	At the end of fiscal 2011, the aggregate number of shares of restricted stock awards subject to vesting was: Mr. Caffey — 7,500; Ms. Palisi Chapin — 7,500; Mr. Doolin — 7,500; Mr. Graves — 7,500; Mr. Ogburn — 5,000; and Mr. Sanford — 5,000.
(3)	Messrs. Croft and Keough served on our board from May 2011 to September 2011.

Director Stock Ownership Guidelines

The Company has stock ownership guidelines for non-employee directors to encourage our directors to have a long-term equity stake in Caribou and align their interests with the interests of shareholders. Those guidelines provide that each non-employee director must hold the equivalent of $150,000 in Caribou stock. Each non-employee director generally has five years to achieve the minimum ownership requirement. Until the ownership requirement is satisfied, the non-employee director is required to retain 100% of the net shares received upon the exercise of stock options and 100% of the net shares received upon the vesting of RSAs. All non-employee directors exceed these guidelines.

Certain Relationships and Related Transactions

In accordance with our Audit Committee charter, our Audit Committee is responsible for reviewing the terms, conditions and arrangements involving any potential conflict of interest transaction and for overseeing our Code of Business Conduct, which includes disclosure requirements applicable to our employees and our directors relating to conflicts of interest. The Audit Committee is also responsible for reviewing and approving the terms and conditions of all transactions that involve the Company, one of our directors or executive officers or any of their immediate family members, or one of our principal shareholders. Although we have not entered into any such transactions since January 2, 2006 that meet the requirements for proxy statement disclosure, if there were to be such a transaction, we would need the approval of our Audit Committee prior to entering into such transaction.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than 10% of our common stock to file with the SEC certain reports with respect to each such person’s beneficial ownership of our equity securities. To the Company’s knowledge, based solely on a review of the reports filed by persons who beneficially own more than 10% of our common stock and the reports filed on behalf of its directors and executive officers by us and written representations from such persons that no other reports were required, all applicable Section 16(a) filing requirements for fiscal 2011 were met.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

Our compensation philosophy is designed to attract, recognize, reward and retain our executives. The Compensation Committee determines the compensation objectives, philosophy and forms of compensation and benefits for our executives. The Compensation Committee is supported by Meridian Compensation Partners, LLC, its outside independent compensation consultant. Most of our compensation is in the form of variable compensation through our annual incentive bonuses and long-term incentive compensation, and varies with the achievement of specific company results and individual performance. We offer a benefits package to all eligible full and part-time team members, including executives. The Compensation Committee reviews competitive market data when making compensation decisions.

The following discussion summarizes the philosophies and methods the Compensation Committee uses in establishing and administering our executive compensation and incentive programs.

Named Executive Officers for 2011

Our named executive officers include our principal executive officer (Michael J. Tattersfield, President and Chief Executive Officer), our principal financial officer (Timothy J. Hennessy, Chief Financial Officer) and the next three most highly compensated executive officers during the last fiscal year (Daniel J. Hurdle, Former Senior Vice President, Retail, Alfredo V. Martel, Senior Vice President, Marketing and Dan E. Lee, Senior Vice President, General Counsel and Secretary).

Executive Compensation Policies

Our executive compensation policies are designed to attract and retain qualified executives and to align rewards for our company and individual achievement with those of our shareholders. To accomplish these objectives, the executive compensation program is principally comprised of (1) base salary, (2) an annual performance-based cash bonus and (3) long-term equity incentive compensation, consisting of stock options and restricted stock. Finally, standard health, welfare and retirement benefits are provided such as a 401(k) savings plan, medical, dental, life and short- and long-term disability insurance to be competitive with the marketplace. These elements combine cash and non-cash compensation to comprise our executive officer’s total compensation.

Decisions regarding the level of base salary, performance-based cash bonus opportunities and long-term equity incentive compensation for our executive officers are primarily based upon (1) individual experience and technical capability needed to administer and execute the responsibilities of the positions, (2) competitive practices for executive talent in our industry and company size, (3) our operating performance and (4) individual performance. Our Compensation Committee also reviews compensation information for executive officers at comparator group companies and generally targets the median range of compensation for similar positions at our comparator group companies. Please review “Benchmarking Process” below for additional information regarding our comparator group companies.

Compensation Consultant

The Compensation Committee engaged Meridian at the end of 2011 as its independent compensation consultant to assist the Compensation Committee in creating and implementing executive compensation strategies and programs. Meridian also provides the Compensation Committee with compensation market data, information on executive compensation trends and best practices as well as advises the Compensation Committee with respect to the design of our compensation program for non-employee directors. All of Meridian’s work is done at the direction of or on behalf of the Compensation Committee. The Compensation Committee has the final decision-making authority with respect to all elements of compensation. Prior to the end of 2011, the Compensation Committee had engaged Towers Watson & Co. as its independent compensation consultant.

Components of Executive Compensation

Base Salary

Base salary is a fixed portion of compensation intended to attract and retain our executive talent. Base salary is designed to compensate our executives for the individual experience and technical capability needed to administer and execute the responsibilities of their respective positions. Base salary levels are based in part on review of base salary ranges for similar positions at our comparator group companies and are generally targeted near the median range of base salary of those peers. The Compensation Committee generally reviews and adjusts base salaries annually at its February meeting with new salaries effective at the end of February. In February 2011, the Committee approved the following base salary increases, which became effective in February 2011:

	Base Salary
Named Executive Officer	Fiscal 2011 ($)	Fiscal 2010 ($)	% Change
Michael J. Tattersfield	480,000	442,000	8.6%
Timothy J. Hennessy	319,815	310,500	3.0%
Daniel J. Hurdle	263,294	257,500	2.3%
Alfredo V. Martel	247,496	242,050	2.2%
Dan E. Lee	224,680	218,136	3.0%

The Committee increased Mr. Tattersfield’s fiscal 2011 base salary in recognition of his exceptional performance and his leadership in driving fiscal 2010 results. Fiscal 2011 base salary increases were approved for all other named executive officers in recognition of their individual performance in fiscal 2010. Following the salary adjustments above, base salaries for Mr. Tattersfield, Mr. Hennessy, Mr. Hurdle and Mr. Lee were within the median range of their peers at our comparator group companies. Mr. Martel’s salary was slightly above the median range to reflect his additional responsibilities of overseeing the marketing for three distinct business channels. Our compensation committee believes these base salaries are consistent with our compensation philosophy.

Performance-Based Cash Bonus (Non-Equity Incentive Plan)

The purpose of our performance-based cash bonus plan is to unite the interests of our executive officers with those of our shareholders through the attainment of key annual financial, operational and individual performance objectives approved by the Compensation Committee at the beginning of each year.

The performance-based cash bonus plan approved by our Compensation Committee provides our named executive officers an opportunity to earn a target cash bonus ranging from 40% to 100% of base salary, upon the achievement of performance goals set by the Compensation Committee, as detailed in the table below. The Compensation Committee set primary and secondary performance goals of pre-tax income and net revenue, respectively. The plan requires minimum pre-tax income and net revenue be achieved before any bonus is paid. The amount of bonus available is determined based on the Company exceeding a minimum pre-tax income and net revenue. Should the minimum for the pre-tax income component not be obtained, a bonus will not be paid even if the net revenue minimum has been reached and/or an individual has attained their individual goals.

Furthermore, performance-based cash bonuses attributable to company performance are further adjusted based upon individual performance. An individual meeting all of his or her individual performance goals will have a multiplier of 1.0, meaning his or her bonus will effectively equal the bonus attributable solely to company performance. Exceeding individual performance goals generally results in a multiplier ranging from 1.05 to a maximum of 1.3. Less than complete achievement of individual performance goals generally results in a multiplier of 0.90 to a minimum of 0.

		Goal Weighting
Named Executive Officer	Target Bonus (as a % of Base Salary)	Primary Objective (%)	Secondary Objective (%)	Individual Goals
Michael J. Tattersfield	100	75	25	*
Timothy J. Hennessy	60	75	25	*
Daniel J. Hurdle	50	75	25	*
Alfredo V. Martel	50	75	25	*
Dan E. Lee	40	75	25	*

*	An individual’s achievement against their individual goals may result in achieving higher or lower than target bonus by applying an individual performance factor of 0 to 1.3.

For compensation purposes, the primary and secondary objective goals of pre-tax income and net revenue were chosen because these measures of Company business performance are key strategic measures and they closely align with the interests of our shareholders. We used the same measures for our broader-based management incentive plan in 2011.

To provide increased incentives for better performance, the primary and secondary objectives had a sliding scale that provided annual incentive bonus payouts greater than the target bonus if achievement of the primary and secondary objectives was greater than the target (up to a maximum of 150% payout) or less than the target bonus if achievement of the primary and secondary objectives was lower than the target (down to a threshold of 50% of target payout, below which the payout would be $0). In setting the objective performance targets, we consider target Company performance under the board-approved annual operating and long-term strategic plans. The Compensation Committee has the discretion to reduce the awards paid under our performance-based cash bonus plan, but does not have discretion to increase payouts that are based on achievement of the objective performance goals or make a payout based on objective performance goals if the threshold targets are not achieved.

The fiscal 2011 performance targets and results for the primary and secondary objective measures are as follows:

Primary and Secondary Objective Measure	Threshold (in Millions US$)	Target (in Millions US$)	Maximum (in Millions US$)	Actual Performance (in Millions US$)	Adjusted Actual Performance (in Millions US$)(1)	% Payout
Pre-Tax Income	12.3	13.1	14.7	14.9	12.8	77
Net Revenue	299.4	309.4	319.4	326.5	326.5	150

(1)	Management recommended and the Compensation Committee exercised negative discretion to lower the fiscal 2011 pre-tax income performance achievement because of the disparate performance between the Company’s segments during fiscal year 2011. The Compensation Committee determined that the retail segment’s performance during fiscal year 2011, although offset by the commercial segment’s results, did not warrant a 150% payout on pre-tax income. Therefore, the actual pre-tax income performance metric was adjusted downwards to align the resulting payout with the weighted average performance of the Company’s operating units as a whole.

After the end of fiscal 2011, the Compensation Committee determined the extent to which the performance goals were achieved, and subsequently approved the amount of each award to be paid. The table below shows the fiscal 2011 actual payout levels for each component of our performance-based cash bonus plan, which is also disclosed in the “Non-Equity Incentive Compensation Plan” column of the Summary Compensation Table below.

Fiscal 2011 Performance-Based Cash Bonus Payouts
Named Executive Officer	Payout for Primary Objective Performance Goal (%)	Payout for Secondary Objective Performance Goal (%)	Payout for Individual Performance Goals (%)	Total Payout ($)	Target Bonus (as a % of Base Salary)	Total Payout (as a % of Base Salary)
Michael J. Tattersfield	77	150	115	518,013	100	108
Timothy J. Hennessy	77	150	125	226,847	60	71
Daniel J. Hurdle	77	150	90	112,177	50	43
Alfredo V. Martel	77	150	100	117,163	50	47
Dan E. Lee	77	150	105	89,245	40	40

Long-Term Equity Incentive Compensation

Our long-term incentive compensation, which is comprised of stock option and restricted stock grants, is intended to:

1.	Provide strong financial incentives to drive sustainable long-term value creation for shareholders;

2.	Balance near-term financial priorities with long-term growth and strategic objectives;

3.	Create substantial ownership stake in Caribou;

4.	Offer competitive opportunities to our named executive officers; and

5.	Attract and retain key talent.

The 2011 award values were determined partially based on market data prepared by the independent compensation consultant at that time, Towers Watson, with consideration to company and individual performance and with input from the CEO and the Compensation Committee.

Executive Stock Ownership Guidelines

The Company has stock ownership guidelines for executive officers to encourage our executives to have a long-term equity stake in Caribou and align their interests with the interests of shareholders. Those guidelines provide that each executive officer must hold a multiple of his or her annual base salary in Caribou as follows:

Position	Ownership Requirement (multiple of base salary)
Chief Executive Officer	3x
Chief Financial Officer	2x
Senior Vice Presidents	1x
Vice Presidents	0.5x

Each officer generally has five years to achieve the minimum ownership requirement. Currently, all officers have met this requirement.

Equity Grant Policies

The Compensation Committee has been given oversight responsibility for our equity incentive plan by our Board of Directors. The general terms of our equity grants have been pre-established by the Compensation Committee, including the life of the options (10 years) and the vesting schedule (25% per year commencing on the first anniversary of the date of grant) of both options and restricted shares. The Compensation Committee is therefore primarily concerned with the number of options and restricted shares granted, to whom they are granted to and the timing of such grants. The exercise price for all stock option grants is the closing market price of our common stock on the date of grant. We do not back-date or re-price stock options.

Other Benefits

Our executive officers, including our Chief Executive Officer, may participate in our other employee benefit plans at their discretion. These other benefit plans include our qualified 401(k) savings plan, medical and dental insurance, life insurance, and short-term and long-term disability. We do not provide any supplemental or non-qualified pension plans or deferred compensation plans to our executive officers other than our 401(k) savings plan. Our 401(k) savings plan allows a discretionary matching contribution. We provide relocation benefits to our executive officers. We do not provide any other perquisites to our executive officers.

Benchmarking Process

Annually, the Compensation Committee reviews a competitive benchmarking analysis of executive officer compensation prepared by the independent compensation consultant. In determining our 2011 compensation, the Compensation Committee adopted a peer group of 21 similarly sized companies in the chain restaurant industry to provide a reasonable comparison basis for benchmarking compensation levels and comparing compensation structure, design and practices. The peer group companies are listed below. Compensation market data is prepared based on this peer group, and is supplemented by the Hay Group Chain Restaurant Compensation Association survey. Our company’s compensation philosophy is to generally target the 50th percentile of the marketplace in setting our named executive officers’ compensation opportunities. However, individual circumstances will be considered in setting individual pay opportunities above or below these levels.

The Compensation Committee focuses on target or grant date values for incentive compensation, it does not benchmark realized pay levels. The Compensation Committee believes that target compensation represents a fitting and typically competitive opportunity for annual compensation. Since short- and long-term incentives are performance-based compensation, what is realized from these awards is a function of the company’s financial performance and stock price results as well as individual contributions. It is not the purpose of the compensation philosophy to deliver a level of earned compensation commensurate with a benchmarking process. Instead what is earned is based on performance.

The peer companies in the Company’s comparative benchmark for fiscal year 2011 were:

Benihana, Inc.	BJS Restaurants, Inc.
Buffalo Wild Wings, Inc.	Chipotle Mexican Grill, Inc.
Einstein Noah Restaurant Group	Famous Dave’s of America, Inc.
Farmer Brothers Co	Granite City Food and Brewery
Green Mountain Coffee Roasters, Inc.	Hain Celestial Group, Inc.
Hansen Natural Corp.	Inventure Group, Inc.
J & J Snack Foods Corp.	Jamba, Inc.
Krispy Kreme Doughnuts, Inc.	Panera Bread Co.
Peets Coffee and Tea, Inc.	Rubio’s Restaurant, Inc.
Smart Balance, Inc.	Starbucks Corp.
Tim Horton’s, Inc.

Role of Executive Officers in Compensation Decisions

The Compensation Committee determines the total compensation of our CEO and oversees the design and administration of compensation and benefit plans for all of the Company’s employees. Generally, our CEO makes recommendations to the Compensation Committee as it relates to the compensation of the other executive officers. In addition, our executive officers, including our CEO, CFO and Vice President of Human Resources, provide input and make proposals regarding the design, operation, objectives and values of the various components of compensation in order to provide appropriate performance and retention incentives for other key employees. These proposals may be made on the initiative of the executive officers or upon the request of the Compensation Committee. In addition, our internal human resources personnel meet with the Compensation Committee to present topical issues for discussion and education as well as specific recommendations for review. The Compensation Committee may also obtain input from our legal, finance and tax functions, as appropriate, as well as one or more executive compensation-consulting firms regarding matters under consideration. The Compensation Committee has delegated to management certain responsibilities related to employee benefit matters.

Compensation-Related Risk

We believe that our compensation programs for our named executive officers and other employees motivate the creation of shareholder value on both an annual and long-term basis. However, our programs and governance process are designed for the prudent evaluation and undertaking of risk to the benefit of our shareholders. As a result, we believe our programs do not encourage excessive or inappropriate risk-taking and are not reasonably likely to have a material adverse effect on us.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee was an officer or employee of Caribou Coffee Company, Inc. during fiscal year 2011 or in any prior year, and none of the members of the committee had any relationship requiring disclosure under Item 404 of Regulation S-K. There were no Compensation Committee interlocks as described in Item 407(e)(4) of Regulation S-K.

Impact of Tax and Accounting Treatment on Compensation Decisions

The Compensation Committee makes every reasonable effort to ensure that all compensation paid to our executives is fully deductible, provided it determines that application of applicable limits are consistent with our needs and executive compensation philosophy.

Our income tax deduction for executive compensation is limited by Section 162(m) of the Code to $1 million per executive per year, unless compensation above that amount is “performance-based.” This limit applies to our Chief Executive Officer and the other named executive officers.

The Compensation Committee believes that the total compensation package has been designed to motivate key management to improve the operations and financial performance of the Company, thereby increasing the market value of our common stock.

Summary Compensation Table

The following table sets forth compensation information for our named executive officers for our last three completed fiscal years:

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Michael J. Tattersfield	2011	474,154	895,720	518,013	5,637	1,893,524
President and Chief	2010	439,385	155,540	439,385	—	1,034,310
Executive Officer	2009	441,346	429,000	662,019	—	1,532,365
Timothy J. Hennessy	2011	318,382	303,905	226,847	2,821	851,955
Chief Financial Officer	2010	308,885	141,400	185,331	—	635,616
	2009	311,538	348,323	280,385	—	940,246
Daniel J. Hurdle	2011	262,403	117,678	112,177	1,654	493,912
Former Senior V.P. Operations	2010	256,346	141,400	135,385	—	533,131
	2009	259,615	48,144	145,385	—	453,144
Alfredo V. Martel	2011	246,658	117,678	117,163	3,089	484,588
Senior V.P. Marketing	2010	240,965	141,400	121,688	—	504,053
	2009	244,038	—	136,662	—	380,700
Dan E. Lee	2011	223,673	215,933	89,245	2,812	531,663
Senior V.P. General Counsel	2010	217,653	77,770	89,673	—	385,096
	2009	203,077	116,333	94,874	—	414,284

(1)	Represents base salary earned during the year. Base salaries remained the same from fiscal year 2009 to fiscal year 2010; however, fiscal year 2009 contained 53 weeks whereas fiscal year 2010 had only 52 weeks.
(2)	Represents the grant date fair value of restricted stock granted during the year calculated as the closing price of our common stock on the date of grant, in accordance with ASC Topic 718.
(3)	Represents amounts earned under our performance-based cash plan for performance during the applicable year.
(4)	Represents premiums paid for executive long term disability insurance.

Grants of Plan-Based Awards

The following table sets forth information concerning estimated possible payouts under non-equity incentive plan awards for fiscal year 2011 performance, and equity incentive plan awards granted in fiscal year 2011 to our named executive officers. The terms and conditions applicable to these awards are described above in our “Compensation Discussion and Analysis.”

		Estimated Possible Payouts Under Non- Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of shares of Stock (#)(2)	Grant Date Fair Value of Stock Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Michael J. Tattersfield	3/11/2011	118,538	474,154	711,231	—	—	—	98,000	895,720
Timothy J. Hennessy	3/11/2011	47,757	191,029	286,544	—	—	—	33,250	303,905
Daniel J. Hurdle	3/11/2011	32,800	131,201	196,802	—	—	—	12,875	117,677
Alfredo V. Martel	3/11/2011	30,832	123,329	184,994	—	—	—	12,875	117,677
Dan E. Lee	3/11/2011	22,367	89,469	134,204	—	—	—	23,625	215,932

(1)	Represents information regarding awards under our performance-based cash bonus plan.
(2)	Represents the grant of restricted stock under our 2005 Plan.
(3)	Represents the grant date fair value of restricted stock granted during the year calculated as the closing price of our common stock on the date of grant, in accordance with ASC Topic 718.

Outstanding Equity Awards at January 1, 2012

The following table sets forth information with respect to outstanding equity awards for each of the Named Executive Officers as of January 1, 2012. All awards were granted under our 2005 Plan.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Michael J. Tattersfield	375,000	125,000	(1)	$1.74	8/01/2018	152,000	(2)	2,120,400
Timothy J. Hennessy	206,250	68,750	(3)	3.22	9/09/2018	69,614	(4)	917,185
Daniel J. Hurdle	75,000	25,000	(5)	1.60	12/0/2018	34,675	(6)	483,716
Alfredo V. Martel	63,750	21,250	(7)	1.91	11/03/2018	27,875	(8)	388,856
Dan E. Lee	3,750	1,250	(9)	2.54	5/02/2018	—		—
	16,145	—		7.24	3/30/2017	—		—
	522	—		8.95	3/17/2016	—		—
	33,333	—		9.87	8/15/2015	39,011	(10)	544,203

(1)	Mr. Tattersfield’s 125,000 unexercisable options became exercisable on August 1, 2012.
(2)	Mr. Tattersfield’s unvested restricted stock vests as follows: 24,500 shares on March 11, 2012, 5,500 shares on March 12, 2012, 37,500 shares on August 1, 2012, 24,500 shares on March 11, 2013, 5,500 shares on March 12, 2013, 24,500 shares on March 11, 2014, 5,500 shares on March 12, 2014 and 24,500 shares on March 11, 2015.

(3)	Mr. Hennessy’s 68,750 unexercisable options became exercisable on September 9, 2012.
(4)	Mr. Hennessy’s unvested restricted stock vests as follows: 8,313 shares on March 11, 2012, 5,000 shares on March 12, 2012, 10,685 shares on August 21, 2012, 8,313 shares on March 11, 2013, 5,00 shares on March 12, 2013, 10,685 shares on August 21, 2013, 8,312 shares on March 11, 2014, 5,000 shares on March 12, 2014 and 8,312 shares on March 11, 2015.
(5)	Mr. Hurdle’s 25,000 unexercisable options would have become exercisable on December 1, 2012, but for his resignation in June 2012.
(6)	Mr. Hurdle’s unvested restricted stock would have vested as follows: 3,219 shares on March 11, 2012, 5,000 shares on March 12, 2012, 3,400 shares on April 28, 2012, 3,219 shares on March 11, 2013, 5,000 shares on March 12, 2013, 3,400 shares on April 28, 2013, 3,219 shares on March 11, 2014, 5,000 shares on March 12, 2014 and 3,218 shares on March 11, 2015.
(7)	Mr. Martel’s 21,250 unexercisable options became exercisable on November 3, 2012.
(8)	Mr. Martel’s unvested restricted stock vests as follows: 3,219 shares on March 11, 2012, 5,000 shares on March 12, 2012, 3,219 shares on March 11, 2013, 5,000 shares on March 12, 2013, 3,219 shares on March 11, 2014, 5,000 shares on March 12, 2014 and 3,218 shares on March 11, 2015.
(9)	Mr. Lee’s 1,250 unexercisable options became exercisable on May 2, 2012.
(10)	Mr. Lee’s unvested restricted stock vests as follows: 5,906 shares on March 11, 2012, 2,750 shares on March 12, 2012, 3,569 shares on August 1, 2012, 5,906 shares on March 11, 2013, 2,750 shares on March 12, 2013, 3,568 shares on August 1, 2013, 5,906 shares on March 11, 2014, 2,750 on March 12, 2014 and 5,907 shares on March 11, 2015.

Option Exercises and Stock Vested

The following table provides information regarding stock options that were exercised by our named executive officers and stock awards that vested during fiscal 2011. Option award value realized is calculated by subtracting the aggregate exercise price of the options exercised from the aggregate market value of the shares of common stock acquired on the date of exercise. Stock award value realized is calculated by multiplying the number of shares shown in the table by the closing price of our stock on the date the stock awards vested. As illustrated by the “Grant Date” column in the table below, Value Realized on Exercised and Value Realized on Vesting represents long-term gain over many years; we do not consider it part of fiscal 2011 compensation.

Name	Grant Date	Option Awards		Stock Awards
		Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael J. Tattersfield	8/1/2008	—	—	37,500	516,750
	3/12/2010	—	—	5,500	50,270
Timothy J. Hennessy	9/9/2008	135,000	1,006,002	—	—
	8/21/2009	—	—	10,685	141,149
	3/12/2010	—	—	5,000	45,700
Daniel J. Hurdle	12/1/2008	50,000	427,875	—	—
	4/28/2009	—	—	3,400	31,586
	3/12/2010	—	—	5,000	45,700
Alfredo V. Martel	11/3/2008	42,500	332,703	—	—
	3/12/2010	—	—	5,000	45,700
Dan E. Lee	5/2/2008	3,750	30,048	—	—
	8/21/2009	—	—	3,569	47,146
	3/12/2010	—	—	2,750	25,135

Employment, Severance and Change-in-Control Arrangements

Employment Arrangements

Michael J. Tattersfield. We entered into an employment agreement, effective as of August 1, 2008, with Michael J. Tattersfield to serve as our President and Chief Executive Officer. The employment agreement for Mr. Tattersfield provides for an annual base salary of at least $425,000 and the grant of options to purchase 500,000 shares of our common stock at $1.74 per share that vest in four equal annual installments beginning on the first anniversary of his employment agreement and expire on August 1, 2018. The employment agreement provides that, if Mr. Tattersfield is terminated by us without “good cause” or by Mr. Tattersfield for “good reason” (each as defined in the employment agreement), Mr. Tattersfield will be entitled to all base salary and bonus, if any, which were earned and payable on the date of termination. If upon such a termination Mr. Tattersfield executes a general release of claims, Mr. Tattersfield will be entitled to 18 consecutive monthly payments which, in the aggregate, will be equal to:

(i) 18 consecutive monthly payments which, in the aggregate, will be equal to one and one-half times Mr. Tattersfield’s annual base salary then in effect; and

(ii) the average of the two most recent annual bonuses paid to Mr. Tattersfield, paid in a lump sum.

However, if Mr. Tattersfield is a “specified employee” (as defined in Section 409A(a)(2)(B)(i) of the Code) at the time Mr. Tattersfield has a “separation from service” (as defined in Section 409A(a)(2)(A)(i) of the Code), we will not make any of the above payments before the date that is six months after the date of Mr. Tattersfield’s termination.

Furthermore, if he is eligible for and elects COBRA (medical) coverage, we will reimburse him for his cost for COBRA coverage for a period ending on the earlier of eighteen (18) months after termination of employment or until he is eligible to be covered by another plan providing medical benefits.

The employment agreement has an initial term of four years, and each year thereafter, the agreement automatically extends for an additional year unless either party to the agreement notifies the other that it wishes to terminate the agreement at least 60 days before the scheduled expiration of the agreement.

The employment agreement provides for eligibility for target annual bonuses to be determined by our Compensation Committee, which will be up to 100% of his then-applicable annual base salary. Also, under the employment agreement, we have agreed to make available to Mr. Tattersfield our employee benefit plans, programs and policies, which are generally available to our similarly situated senior executives.

If Mr. Tattersfield’s employment terminates as a result of his death or disability, our only obligation is to pay Mr. Tattersfield or, in the case of Mr. Tattersfield’s death, Mr. Tattersfield’s estate, the annual base salary and target annual bonus, if any, which were earned and payable on the date Mr. Tattersfield’s employment terminated.

The employment agreement also contains non-compete, confidentiality and non-solicitation provisions that apply during the term of the employment agreement and for an 18-month period thereafter.

Timothy J. Hennessy. We entered into an employment agreement, effective as of September 9, 2008, with Mr. Hennessy to serve as our Chief Financial Officer. The employment agreement for Mr. Hennessy provides for an annual base salary of at least $300,000 and the grant of options to purchase 275,000 shares of our common stock at $3.22 per share that vest in four equal annual installments beginning on the first anniversary of his employment agreement and expire on September 9, 2018. The employment agreement provides that, if Mr. Hennessy is terminated by us without “good cause” or by Mr. Hennessy for “good reason” (each as defined in the employment agreement), Mr. Hennessy will be entitled to all base salary and bonus, if any, which were earned and payable on the date of termination. If upon such a termination Mr. Hennessy executes a general release of claims, Mr. Hennessy will be entitled to 12 consecutive monthly payments which, in the aggregate, will be equal to:

(i) 12 consecutive monthly payments which, in the aggregate, will be equal to one times Mr. Hennessy’s annual base salary then in effect; and

(ii) the average of the two most recent annual bonuses paid to Mr. Hennessy, paid in a lump sum.

However, if Mr. Hennessy is a “specified employee” (as defined in Section 409A(a)(2)(B)(i) of the Code) at the time Mr. Hennessy has a “separation from service” (as defined in Section 409A(a)(2)(A)(i) of the Code), we will not make any of the above payments before the date that is six months after the date of Mr. Hennessy’s termination.

Furthermore, if he is eligible for and elects COBRA (medical) coverage, we will reimburse him for his cost for COBRA coverage for a period ending on the earlier of twelve (12) months after termination of employment or until he is eligible to be covered by another plan providing medical benefits.

The employment agreement has an initial term of four years, and each year thereafter, the agreement automatically extends for an additional year unless either party to the agreement notifies the other that it wishes to terminate the agreement at least 60 days before the scheduled expiration of the agreement.

The employment agreement provides for eligibility for target annual bonuses to be determined by our compensation committee, which will be up to 60% of his then-applicable annual base salary. Also, under the employment agreement, we have agreed to make available to Mr. Hennessy our employee benefit plans, programs and policies, which are generally available to our similarly situated senior executives.

If Mr. Hennessy’s employment terminates as a result of his death or disability, our only obligation is to pay Mr. Hennessy or, in the case of Mr. Hennessy’s death, Mr. Hennessy’s estate, the annual base salary and target annual bonus, if any, which were earned and payable on the date Mr. Hennessy’s employment terminated. The employment agreement also contains non-compete, confidentiality and non-solicitation provisions that apply during the term of the employment agreement and for a 12-month period thereafter.

We have not entered into employment agreements with any of our executive officers except Messrs. Tattersfield and Hennessy.

Retirement Benefits

We do not provide any pension plans or deferred compensation plans to our executive officers other than our 401(k) savings plan. Our 401(k) savings plan allows a discretionary employer contribution.

Post-Employment Compensation

Potential Payments Upon Termination or Change in Control

Mr. Tattersfield and Mr. Hennessy have employment agreements with us that provide for certain severance payments in the event their employment is terminated without “good cause” or with “good reason”, or due to death or disability. Termination of employment by Mr. Tattersfield or Mr. Hennessy for any reason, within one year following a “change in control” (as defined in the employment agreements) constitutes “good reason” and will entitle each to the severance payments described under “Employment Agreements” in “Item 3. Past-Contracts, Negotiations and Agreements.” These agreements are described above. In addition, pursuant to the 2005 Plan all unexercisable stock options will become exercisable and all unvested restricted stock vests upon a change in control.

Definition of a Change in Control

Under the terms of the 2005 Plan, a change in control is generally deemed to have occurred as a result of any one of the following events:

•

A person becomes the beneficial owner, directly or indirectly, of securities representing 50% or more of our outstanding shares or of the combined voting power of our outstanding securities for the election of directors;

•

A majority of the members of our board of directors are replaced within a 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the board prior to the date of appointment or election;

•

The consummation of a reorganization, merger or consolidation, unless the persons who were our shareholders immediately before the effective date of the reorganization, merger or consolidation own, directly or indirectly, at least 50% beneficial ownership of the surviving corporation, no person owns 50% or more of the surviving corporation (excepting previous 50% shareholders), and at least a simple majority of our board of directors before the reorganization, merger, or consolidation continues to serve on the surviving company’s board after the transaction;

•	A person or group acquires 50% or more of our total assets, based on fair market value, within a 12-month period; or

•	A person or group becomes the beneficial owner of our securities representing 30% or more of the total voting power of our company within a 12-month period.

Potential Payouts

Upon the termination of a named executive officer, such person may be entitled to payments or the provision of other benefits, depending on the event triggering the termination. The events that would trigger a named executive officer’s entitlement to payments or other benefits upon termination, and the value of the estimated payments and benefits are described in the following table, assuming a termination date and, where applicable, a change in control date of January 1, 2012, and a stock price of $13.95 per share, which was the closing price of one share of our common stock on December 30, 2011 (the last trading day of fiscal year 2011):

	Michael J. Tattersfield	Timothy J. Hennessy	Daniel J. Hurdle	Alfredo V. Martel	Dan E. Lee
Involuntary Termination without Cause
Severance/Salary Continuation	$1,189,930	$524,471	—	—	—

Total:	$1,189,930	$524,471	—	—	—

Involuntary Termination without Cause following Change in Control, or Voluntary Termination following Change in Control
Severance/Salary Continuation	$1,189,930	$524,471	—	—	—
Gain on Accelerated Equity	$3,646,650	$1,708,887	$792,446	$644,706	$558,480
COBRA Continuation	$21,167	—	—	—	—

Total:	$4,857,747	$2,233,358	$792,446	$644,706	$558,480

Death
Gain on Accelerated Equity	$3,646,650	$1,708,887	$792,446	$644,706	$558,480

Total:	$3,646,650	$1,708,887	$792,446	$644,706	$558,480

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of December 16, 2012 (except as otherwise expressly indicated), certain information regarding the beneficial ownership of Shares by (i) each person or entity who is known by the Company to own more than 5% of the Company’s common stock, (ii) each Director of the Company, (iii) each person listed in the Summary Compensation Table and (iv) all Directors, nominees and executive officers of the Company as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percent of Outstanding Shares (2)
Executive Officers and Directors:
Kip R. Caffey	45,728	(3)	*
Sarah Palisi Chapin	23,628	(4)	*
Wallace B. Doolin	32,978	(3)	*
Gary Graves	59,314	(5)	*
Charles H.Ogburn	98,042	(6)	*
Philip H. Sanford	15,478	(7)	*
Michael J. Tattersfield	749,069	(8)	3.7%
Timothy J. Hennessy	146,747	(9)	*
Daniel J. Hurdle	29,687	(10)	*
Alfredo V. Martel	78,429	(11)	*
Dan. E. Lee	46,210	(12)	*
All current directors and executive officers as a group (12 persons)	1,336,958	(13)	6.6%
5% Beneficial Owners:
Blackrock, Inc.(14)	2,303,155		11.3%
Tremblant Capital Group(15)	1,589,005		7.8%

*	Less than one percent.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Securities “beneficially owned” by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of December 16, 2012.
(2)	Based on 20,335,083 Shares outstanding on December 16, 2012. Shares issuable pursuant to the exercise of options within 60 days of December 16, 2012 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person.
(3)	Includes 15,000 Shares subject to options and 4,228 shares of restricted stock subject to future vesting.
(4)	Includes 10,000 Shares subject to options and 4,228 shares of restricted stock subject to future vesting.
(5)	Includes 30,000 Shares subject to options and 4,228 shares of restricted stock subject to future vesting.
(6)	Includes 2,978 shares of restricted stock subject to future vesting.
(7)	Includes 7,500 Shares subject to options and 2,978 shares of restricted stock subject to future vesting.
(8)	Includes 500,000 Shares subject to options and 108,234 shares of restricted stock subject to future vesting.
(9)	Includes 68,750 Shares subject to options and 64,669 shares of restricted stock subject to future vesting.
(10)	Mr. Hurdle resigned from his positions with the Company in June 2012, and his options have been cancelled and his unvested restricted stock options forfeited.
(11)	Includes 42,500 Shares subject to options and 25,463 shares of restricted stock subject to future vesting.
(12)	Includes 1,250 Shares subject to options and 36,153 shares of restricted stock subject to future vesting.
(13)	Includes 690,000 Shares subject to options and 288,225 shares of restricted stock subject to future vesting.

(14)	As set forth in the Amendment No. 2 to Schedule 13G filed by Blackrock, Inc. on November 9, 2012. Blackrock, Inc. is a parent holding company or control person located at 40 East 52nd Street, New York, NY 10022. Represents 2,303,155 Shares over which sole voting power is claimed and 2,303,155 Shares over which sole dispositive power is claimed.
(15)	As set forth in the Schedule 13G filed by Tremblant Capital Group on February 14, 2012. Tremblant Capital Group is an investment adviser located at 767 Fifth Avenue, New York, NY 10153. Represents 1,589,005 Shares over which sole voting power is claimed and 1,589,005 Shares over which sole dispositive power is claimed. The Schedule 13G reports that the securities beneficially owned by Tremblant Capital Group are owned by its advisory clients, none of which owns more than 5 percent of our total outstanding common stock.

Change in Control

The Offer and the Merger, as described in the Schedule 14D-9, if consummated, would constitute a change in control of the Company.

ANNEX II

December 16, 2012

Board of Directors

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue

Minneapolis, MN 55429

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of Caribou Coffee Company, Inc. (the “Company”) of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into on or about the date hereof by the Company, JAB Beech Inc. (the “Parent”) and Pine Merger Sub, Inc., a wholly owned subsidiary of the Parent (the “Purchaser”). As more fully described in the Agreement, (i) the Purchaser will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Company Common Stock for $16.00 per share in cash (the “Consideration”) and (ii) following the acquisition of shares of Company Common Stock in the Offer, the Purchaser will merge with and into the Company, with the Company being the surviving corporation in the merger (the “Merger” together with the Offer, the “Transaction”), and each issued and outstanding share of Company Common Stock immediately prior to the effective time of the Merger (other than (i) shares owned by the Parent, the Purchaser or any other affiliate of the Parent that is directly or indirectly owned by the ultimate parent of Parent, (ii) shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company and (iii) any shares the holder of which has demanded and perfected such holder’s right to dissent from the Merger under applicable law (collectively, the “Excluded Shares”)) will be converted into the right to receive the Consideration.

We have acted as your financial advisor in connection with the Transaction and will receive fees for our services, the principal portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Parent. We have provided investment banking and other services to the Company and affiliates of the Parent unrelated to the Transaction and currently and in the future may provide such services to the Parent or its affiliates and have received and may receive compensation for such services. In the past two years prior to the date hereof, we acted as financial advisor to the Company on a potential acquisition of a business. We also acted as financial advisor to Coty, Inc., an affiliate of the Parent, on its acquisition of OPI Products, Inc., a transaction that closed in December 2010.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available with respect to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to the Transaction or any other matter, including whether such stockholder should tender shares of Company Common Stock in the Offer. At your direction, we have not been asked to, nor do we,

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offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the Consideration to the extent expressly specified herein. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms and that the parties to the Agreement will comply with all the material terms of the Agreement. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iii) conducted discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i) and (ii) of this paragraph, as well as the business and prospects of the Company generally; (iv) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (v) reviewed the financial terms of certain other transactions that we deemed relevant; (vi) reviewed a draft, dated December 15, 2012, of the Agreement; (vii) participated in certain discussions and negotiations among representatives of the Company and the Parent and their advisors; and (viii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.

This opinion is for the use and benefit of the Board of Directors of the Company (in its capacity as such) in its evaluation of the Transaction and may not be disclosed without our prior written consent. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of Company Common Stock. In rendering this opinion, we have not considered any effects of any Excluded Shares. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction is fair from a financial point of view to such holders.

Very truly yours,

/s/ Moelis & Company LLC
MOELIS & COMPANY LLC

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